THIRD QUARTER ENDED SEPTEMBER 30, 2018
MANAGEMENT’S
DISCUSSION AND ANALYSIS
November 14, 2018

1    Management Discussion and Analysis
The following Management’s Discussion and Analysis ("MD&A") summarizes Concordia International Corp.’s ("Concordia" or the "Company", and together with its subsidiaries, the "Group", or "we" or "us" or "our") consolidated operating results and cash flows for the three and nine month periods ended September 30, 2018 with comparative prior periods, and the Company’s balance sheet as at September 30, 2018 with a comparative period to December 31, 2017. The MD&A was prepared as of November 14, 2018 and should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto as at and for the three and nine month periods ended September 30, 2018 and the consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2017. Financial information in this MD&A is based on financial statements that have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and amounts are stated in thousands of United States Dollars ("USD"), which is the reporting currency of the Company, unless otherwise noted. The significant exchange rates used in the translation to the reporting currency are:

	US$ per Great British pound (£)
As at, and for the periods ended	Spot	Average
January 1, 2016 to March 31, 2016	1.4395	1.4321
April 1, 2016 to June 30, 2016	1.3395	1.4354
July 1, 2016 to September 30, 2016	1.3008	1.3136
October 1, 2016 to December 31, 2016	1.2305	1.2438
January 1, 2017 to March 31, 2017	1.2489	1.2387
April 1, 2017 to June 30, 2017	1.3004	1.2781
July 1, 2017 to September 30, 2017	1.3402	1.3088
October 1, 2017 to December 31, 2017	1.3494	1.3276
January 1, 2018 to March 31, 2018	1.4037	1.3910
April 1, 2018 to June 30, 2018	1.3154	1.3619
July 1, 2018 to September 30, 2018	1.3033	1.3032
Certain prior period financial information has been presented to conform to the current period presentation.

Some of the statements contained in this MD&A constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"), which are based upon the current internal expectations, estimates, projections, assumptions and beliefs of the Company's management ("Management"). Refer to the "Forward-Looking Statements" section of this MD&A for a discussion of certain risks, uncertainties, and assumptions relating to forward-looking statements. Additional information relating to the Company, including the Company’s Annual Report on Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The results of operations, business prospects and financial condition of Concordia will be affected by, among other things, the "Risk Factors" set out in Concordia’s Annual Report on Form 20-F dated March 8, 2018 and other documents filed with the Canadian Securities Administrators and the United States Securities and Exchange Commission, available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Certain measures used in this MD&A do not have any standardized meaning under IFRS. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. See "Results of Operations", "Segment Performance", "Selected Quarterly Financial Information", and "Non-IFRS Financial Measures".

Concordia Management's Discussion and Analysis	Page 2

2    Business Overview and Segments
Concordia is an international specialty pharmaceutical company, owning or licensing, through its subsidiaries, a diversified portfolio of branded and generic prescription products. The Company has two reporting segments, which consist of Concordia International and Concordia North America, in addition to its Corporate cost centre.
* In above, “CIS” means the Commonwealth of Independent States and “CEE” means Central and Eastern Europe.
The registered and head office of the Company is located at 5770 Hurontario Street, Suite 310, Mississauga, Ontario, L5R 3G5. The Company’s records office is located at 333 Bay St., Suite 2400, Toronto, Ontario, M56 2T6. The Company’s limited voting shares are listed on the Toronto Stock Exchange ("TSX") under the symbols "CXR" and "CXR.U".
Concordia International
The Concordia International segment consists of a diversified portfolio of branded and generic products that are sold to wholesalers, hospitals and pharmacies in over 90 countries. The Concordia International segment specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche, hard to make products. The segment’s over 200 products are manufactured and sold through an out-sourced manufacturing network and marketed internationally through a combination of direct sales and local distribution relationships. The Concordia International segment operates primarily outside of the North American marketplace.
Concordia North America
The Concordia North America segment has a diversified product portfolio that focuses primarily on the United States ("U.S.") pharmaceutical market. These products include, but are not limited to, Donnatal® for the treatment of irritable bowel syndrome; Zonegran® for the treatment of partial seizures in adults with epilepsy; Nilandron® for the treatment of metastatic prostate cancer; Lanoxin® for the treatment of mild to moderate heart failure and atrial fibrillation; Plaquenil® for the treatment of lupus and rheumatoid arthritis; and Photofrin® for the treatment of certain types of cancer. Concordia North America’s product portfolio consists of branded products and authorized generic contracts. The segment’s products are manufactured through an out-sourced production network and sold primarily through a third party distribution network in the U.S.
Corporate
The Corporate cost centre represents certain centralized costs including costs associated with the Company's head office located in Canada and costs associated with being a public reporting entity.

Concordia Management's Discussion and Analysis	Page 3

3    Recent Events

i.	Events during, and subsequent to, the third quarter of 2018
Intention to Rebrand as ADVANZ PHARMA
On October 5, 2018 and further on October 9, 2018, the Company announced its intention to change its name as part of a global rebrand in support of its strategy and vision. On November 29, 2018, the Company is holding a special meeting of the holders of limited voting shares to consider and if thought advisable to pass, with or without variation, a special resolution to authorize the Board of Directors of the Company (the "Board") to amend the Company’s articles to effect the change of name of the Company to "Advanz Pharma Corp.", or such other name as may be accepted by the relevant regulatory authorities and approved by the Board, as more fully described in the management information circular dated October 30, 2018. Subject to the customary approvals, including stock exchange and shareholder approvals, the Company currently intends to change its name to "Advanz Pharma Corp." and rebrand as ADVANZ PHARMA during the fourth quarter of 2018.
Termination of Medicaid Drug Rebate Agreement and Pharmaceutical Pricing Agreement
On October 16, 2018, in connection with the Company's continued efforts to remain competitive in the U.S. market, the Company issued a notice of termination to The Secretary of Health and Human Services regarding each of the Medicaid Drug Rebate Agreement and the Pharmaceutical Pricing Agreement, each previously entered into by the parties, indicating the Company was terminating its participation in these agreements effective January 1, 2019. Upon entering into the Medicaid Drug Rebate Agreement, the Company agreed to make rebate payments to State Medicaid agencies with respect to certain products in the Concordia North America segment. Such rebate payments will no longer be applicable on the relevant products covered by the agreement, once termination of the agreement is complete. Upon entering into the Pharmaceutical Pricing Agreement, the Company agreed to charge qualifying 340B covered entities an amount not to exceed statutorily established prices for its covered outpatient drugs.  The Company will no longer offer 340B pricing on covered outpatient drugs once termination of the agreement is complete.
Recapitalization Transaction
In 2017, the Company announced as part of its long-term strategy an objective to realign its capital structure, which included an intention to significantly reduce the Company’s existing secured and unsecured debt obligations. On October 20, 2017, as part of the Company’s efforts to realign its capital structure, the Company and one of its wholly-owned direct subsidiaries commenced a court proceeding (the "CBCA Proceedings") under the Canada Business Corporations Act (the "CBCA"). The CBCA is a Canadian corporate statute that includes provisions that allow Canadian corporations to restructure certain debt obligations, and is not a bankruptcy or insolvency statute. In connection with the CBCA Proceedings, the Company's Currency Swaps (defined below), which Concordia entered into in August and November of 2016, and the revolving commitments under its credit agreement were terminated.
On May 2, 2018, the Company announced a proposed transaction to realign its capital structure (the "Recapitalization Transaction") that included, among other things, a new equity capital raise of $586.5 million, and reduction of the Company's total outstanding debt by approximately $2.4 billion. In addition, as part of the Recapitalization Transaction, the Company confirmed the termination amount of the Company's cross currency swap agreements ("Currency Swaps") of $114,431.
The plan of arrangement under the CBCA pursuant to which the Recapitalization Transaction was implemented (as amended, the "CBCA Plan") was approved by secured and unsecured debtholders and shareholders of the Company at the debtholders' and shareholders' meetings held on June 19, 2018. On June 26, 2018, the Company obtained a final court order (the "Final Order") from the Ontario Superior Court of Justice (Commercial List) (the "Court") approving the CBCA Plan.
In connection with the Recapitalization Transaction, the Company continued from the Business Corporations Act (Ontario) to the Canada Business Corporations Act on June 22, 2018.
On September 6, 2018, the Recapitalization Transaction was implemented by the Company.
The Recapitalization Transaction included, among other things, the following key elements:

(a)	the Group’s total debt was reduced by approximately $2.4 billion and its annual cash interest expense was reduced by approximately $170 million;

(b)
$586.5 million in equity, excluding $44 million of fees, was invested pursuant to a private placement (the “Private Placement”) by certain parties that executed the subscription agreement with Concordia dated May 1, 2018, in exchange for new limited voting shares (refer to Note 15 of the consolidated financial statements for the third quarter of 2018 for details of the limited voting shares) of Concordia representing in the aggregate approximately 87.69% of the outstanding limited voting shares of Concordia upon implementation of the Recapitalization Transaction, but prior to the issuance of the limited voting shares issued in connection with the Management Co-Invest (defined herein);

(c)
the Company’s secured debt (the “Secured Debt”), including the Cross Currency Swap Liability (defined below) (together, the "Exchanged Secured Debt"), in the aggregate principal amount of approximately $2.1 billion, plus accrued and unpaid interest was repaid with (i) cash in the amount of approximately $19 million equal to outstanding accrued and unpaid non-compound

Concordia Management's Discussion and Analysis	Page 4

interest (calculated at contractual non-default rates) in respect of the Exchanged Secured Debt, (ii) cash in the amount of approximately $605 million (taking into account early consent cash consideration for holders of Exchanged Secured Debt entitled to early consent cash consideration under the CBCA Plan), and (iii) approximately $1.36 billion of new secured debt (the "New Secured Debt") comprised of new senior secured term loans (approximately $1.06 billion, denominated in U.S. dollars and European Euros) and new senior secured notes (approximately $300 million, denominated in U.S. dollars). Refer to Note 14 of the consolidated financial statements for the third quarter of 2018 for a description of these credit facilities;

(d)
the Company’s unsecured debt (the “Unsecured Debt”) in the aggregate principal amount of approximately $1.6 billion, plus accrued and unpaid interest, was repaid with new limited voting shares of Concordia representing in the aggregate approximately 11.96% of the outstanding limited voting shares of Concordia upon implementation of the Recapitalization Transaction (taking into account early consent shares for holders of Unsecured Debt entitled to early consent consideration under the CBCA Plan), but prior to the issuance of the limited voting shares issued in connection with the Management Co-Invest (defined herein);

(e)
the Company’s existing common shareholders retained their common shares, subject to a 1-for-300 common share consolidation (the “Share Consolidation”) and a re-designation of such shares as limited voting shares pursuant to the CBCA Plan, representing approximately 0.35% of the outstanding limited voting shares of Concordia upon implementation of the Recapitalization Transaction, but prior to the issuance of the limited voting shares issued in connection with the Management Co-Invest (defined herein);

(f)
all other equity interests in Concordia, including all options, warrants, rights or similar instruments, were cancelled pursuant to the CBCA Plan, and all equity claims, other than the Company's existing equity class action claims (the "Existing Equity Class Action Claims"), were released pursuant to the CBCA Plan and the Final Order, provided that any recovery in respect of such Existing Equity Class Action Claims was limited pursuant to the CBCA Plan and the Final Order to recovery from any applicable insurance policies maintained by the Company, subject to certain exceptions;

(g)
any and all (i) defaults resulting from the CBCA Proceedings, and (ii) third party change-of-control provisions that may have otherwise been triggered by the Recapitalization Transaction, have been permanently waived pursuant to the CBCA Plan and the Final Order;

(h)	obligations to customers, suppliers and employees (other than the cancellation of certain equity interests, described above) were not affected by the Recapitalization Transaction; and

(i)
pursuant to the CBCA Plan, certain amendments were made to the Company’s articles to, among other things, amend Concordia’s authorized capital and provisions attaching to its shares, and the Company’s existing by-laws were repealed and a new general by-law of Concordia was adopted and approved.

The Share Consolidation completed as part of the Recapitalization Transaction reduced the number of issued and outstanding Concordia common shares to approximately 170,932 (prior to taking into account the issuance of the limited voting shares pursuant to the Recapitalization Transaction and the Management Co-Invest (defined herein)). Together with the new limited voting shares issued pursuant to the Recapitalization Transaction and the Management Co-Invest (defined herein), the Company now has a total of 48,913,490 limited voting shares issued and outstanding, which commenced trading on the TSX on September 11, 2018 under the symbols CXR (in Canadian dollars) and CXR.U (in US dollars).
In connection with the implementation of the CBCA Plan, Concordia finalized and entered into an investor rights agreement (the "Investor Rights Agreement") with the parties that participated in the Private Placement. The Company also amended its articles to reflect certain aspects of the governance arrangements which became effective upon implementation of the CBCA Plan.
As part of the Recapitalization Transaction, a new management incentive plan (the "MIP") was adopted pursuant to the CBCA Plan, pursuant to which a maximum of up to 7.5% of the limited voting shares outstanding upon implementation of the CBCA Plan could be issued, as approved in connection with approval of the CBCA Plan. If such limited voting shares are issued, they will dilute the ownership percentage of holders of limited voting shares of Concordia. Refer to Note 17 of the consolidated financial statements for the third quarter of 2018 for a further description of the MIP.
The Company recorded a gain on settlement of debt of $1,924,520. The gain on debt settlement is further disclosed in the notes to the consolidated financial statements for the third quarter of 2018.
Management and Board of Directors Changes in connection with and following the Recapitalization Transaction
On October 29, 2018, the Company announced the election of European pharmaceutical industry expert Maurice Chagnaud to the Board, effective November 1, 2018.
On October 15, 2018, the Company announced the appointment of pharmaceutical industry expert Frances Cloud to the Board, effective November 1, 2018.
On September 6, 2018, the Company announced that as part of the Recapitalization Transaction, and in accordance with the CBCA Plan and the Investor Rights Agreement, certain of Concordia's directors (Doug Deeth, Rochelle Fuhrmann, Itzhak Krinsky, Francis Perier, Jr. and Patrick Vink) resigned effective upon implementation of the CBCA Plan, and three new directors (Barry Fishman, Florian Hager, and Robert Manzo), in addition to Concordia's Chief Executive Officer, were appointed to the Board pursuant to the CBCA Plan.
On September 6, 2018, the Company also announced Randy Benson, an existing member of the Board of Directors, had been appointed the new Non-Executive Chairman of the Board. Mr. Benson replaced Itzhak Krinsky who had previously been appointed as the Non-

Concordia Management's Discussion and Analysis	Page 5

Executive Chairman of the Board on May 31, 2018, following the resignation of the former Non-Executive Chairman of the Board, Jordan Kupinsky, on May 28, 2018.
NASDAQ Delisting
On July 19, 2018, the Company announced that as a result of the Company's decision not to submit a plan to regain compliance with NASDAQ Global Select Market's ("Nasdaq") continued listing requirements, Nasdaq made a determination to delist the Company's securities from Nasdaq, effective July 30, 2018. The Company's common shares were suspended from trading on Nasdaq on June 8, 2018, and have not traded on Nasdaq since that time. As a result of the Nasdaq delisting, the Board has provided the Company's management with the authority to commence the deregistration process of the Company’s limited voting shares in the United States, in accordance with applicable securities laws.
The Company's limited voting shares continue to be listed on the TSX.
Relocation of Corporate Head Office
Following the approval by Company shareholders at the annual and special meeting of shareholders held on June 19, 2018, effective July 1, 2018, the Company's corporate head office was relocated to 5770 Hurontario Street, Suite 310, Mississauga, Ontario, L5R 3G5.
Rating Agency Changes
On July 31, 2018, in connection with the approval of the Company’s Recapitalization Transaction by the Court, Standard & Poors Global Ratings ("S&P") raised its corporate credit rating of Concordia to "B-" from "D", as well as assigned an issue-level rating of "B-" to Concordia’s New Secured Debt. Similarly, on July 30, 2018, Moody’s Investors Service ("Moody’s") assigned Concordia a B3 Corporate Family Rating and a B3-PD Probability of Default Rating. Moody’s also assigned a B3 rating to Concordia’s New Secured Debt.
To the extent that the Company intends to complete any future transactions following the Recapitalization Transaction, the Company’s ability to complete any such transactions may be effected by credit rating agency decisions.

ii.	Other recent events
Management and Board of Directors Changes prior to the Recapitalization Transaction
On August 8, 2018, the Company announced the departure of Francesco Tallarico, the Chief Legal Officer and Secretary of Concordia, effective September 30, 2018. Mr. Tallarico continued to serve as Chief Legal Officer and Secretary of Concordia until August 31, 2018, at which time Mr. Robert Sully assumed all legal department duties for the Company as General Counsel. On August 8, 2018, the Company also announced that Paul Burden would assume oversight of the Company's communications group.
On June 26, 2018, the Company announced that it appointed Graeme Duncan as its Chief Executive Officer, after assuming the role of interim Chief Executive Officer on May 2, 2018, following the announcement of the departure of Allan Oberman, the Company's former Chief Executive Officer and former member of the Board of Directors of Concordia. The Company paid approximately $7.7 million in severance to the former Chief Executive Officer during the second quarter of 2018.
On June 26, 2018, the Company announced that it appointed Adeel Ahmad as its Chief Financial Officer, replacing David Price, the Company's former Chief Financial Officer.
On June 26, 2018, the Company announced the promotions of Karl Belk to Chief Operations Officer, Simon Tucker to President of the Concordia International segment, and Paul Burden to President of Concordia's UK and Ireland division; as well as the departure, effective August 31, 2018, of Sanjeeth Pai, President of the Concordia North America segment. Mr. Belk previously held the role of Senior Vice President, Global Pharmaceutical Operations. Mr. Burden was previously Managing Director UK and Ireland. Mr. Tucker, as part of his role as President of the Concordia International segment, will also oversee the management of the Concordia North America segment, following the departure of Mr. Pai, and the Company's rest-of-world territories. The Company's commercial efforts around Photodynamic Therapy with Photofrin® for the treatment of certain types of cancer, will continue to be managed separately.
On May 28, 2018, the Company announced that Jordan Kupinsky, Non-Executive Chairman of the Board of Directors of Concordia, stepped down from the Board of Directors, and that Randy Benson had been appointed to the Board of Directors. On May 31, 2018, the Company announced the appointment of Itzhak Krinsky as interim Chairman of the Board of Directors.
On May 2, 2018, the Company announced that it appointed Guy Clark as the Company's Chief Corporate Development Officer, and also announced the departure of Sarwar Islam, the Company's former Chief Corporate Development Officer.

Concordia Management's Discussion and Analysis	Page 6

Notification of the termination of the Currency Swaps and termination of Revolving Commitments
On October 20, 2017, the counterparty to the Company's August 17, 2016 cross currency swap agreement ("August Swap Agreement") and November 3, 2016 cross currency swap agreement ("November Swap Agreement", and together with the August Swap Agreement, the "Currency Swaps") notified the Company that it would be terminating the Currency Swaps effective October 23, 2017 due to commencement of the CBCA Proceedings. As part of the Recapitalization Transaction, the Company had agreed to the amount of the Currency Swaps liability (the "Cross Currency Swap Liability") ($114,431), which amount was addressed as part of the Secured Debt exchanged under the Recapitalization Transaction. In addition, on October 27, 2017, the Company terminated the revolving commitments under the Company's credit agreement dated October 21, 2015, as amended. No amounts had been drawn or were outstanding in respect of the revolving commitments at such time.
Business Impact in Relation to Brexit
On June 23, 2016, the United Kingdom held a referendum and voted to withdraw from the European Union ("Brexit"). On March 29, 2017, the United Kingdom delivered notice to the European Council in accordance with Article 50 of the Treaty on European Union of the United Kingdom’s intention to withdraw from the European Union. The Company understands that the timeframe for the negotiated withdrawal of the United Kingdom from the European Union is approximately two (2) years from the date of the withdrawal notification. However, as no member state has formally withdrawn from the European Union in the past, there is no precedent for the operation of Article 50 and, as a result, the timing and outcome of Brexit continues to be uncertain at this time. The Concordia International segment has significant operations within the United Kingdom and other parts of the European Union, and therefore continues to monitor developments related to Brexit, including the impact resulting from currency market movements.
Business Impact in Relation to the United Kingdom's ("U.K.") Health Service Medical Supplies (Costs) Act 2017 (the "Act")
On September 16, 2016, the Company announced the introduction of a bill into the U.K. House of Commons to amend and extend existing provisions of the National Health Service Act 2006 to enable the Secretary of State to help manage the cost of health service medicines. On April 27, 2017, the U.K. government accorded royal assent to the Act. The Act introduces provisions in connection with controlling the cost of health service medicines and other medical supplies. The Act also introduces provisions in connection with the provision of pricing and other information by manufacturers, distributors and suppliers of those medicines and medical supplies. On July 1, 2018, the U.K. Department of Health and Social Care (the "Department of Health") issued regulations relating to the provision of routine and non-routine information. These regulations require manufacturers and wholesalers to provide information relating to sales volumes and average selling prices on a quarterly basis, as well as provide the Department of Health the power to access information relating to costs and inventory holdings on a non-routine basis. The Group currently provides volume and average selling price data on many of its products, therefore, it is not anticipated that the information regulations issued by the Department of Health on July 1, 2018 will have a material adverse impact on the Group. However, the Group continues to monitor the implementation of the Act. While the full effects and implementation of the Act are unknown at this time, the Act could impose certain risks and uncertainties on the Group's operations and cash flows. In addition, although the Company currently believes that the provision of pricing and other information regulations under the Act do not at this time materially adversely affect the Group, the impact on the Group's business will not be known until such time that the regulations are fully implemented and enforced.

Concordia Management's Discussion and Analysis	Page 7

4    Results of Operations

	Three months ended		Nine months ended
(in $000's, except per share data)	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Revenue	127,662	154,622	419,413	475,964
Gross profit	86,751	108,610	282,944	335,337
Gross profit %	68%	70%	67%	70%
Adjusted gross profit (2)	86,751	108,610	282,944	335,648
Adjusted gross profit % (2)	68%	70%	67%	71%
Total operating expenses	135,693	99,021	384,399	1,288,637
Operating income (loss) for the period	(48,942)	9,589	(101,455)	(953,300)

Income tax expense (recovery)	6,555	3,661	3,358	(28,953)
Net income (loss) for the period	1,787,881	(69,485)	1,552,233	(1,158,962)

Earnings (loss) per share
Basic (1)	147.76	(407.46)	370.37	(6,801.94)
Diluted (1)	147.76	(407.46)	370.37	(6,801.94)

EBITDA (2)	1,923,696	63,144	1,976,828	(783,487)
Adjusted EBITDA (2)	58,958	78,582	197,763	244,632
Adjusted EPS (2)	(1.21)	16.59	(11.48)	142.43
Notes:

(1)	2017 amounts have been adjusted for the retrospective effect of the Share Consolidation.

(2)
Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see "Non-IFRS Financial Measures" section of this MD&A. Management believes non-IFRS measures, including Adjusted EBITDA, provide supplementary information to IFRS measures used in assessing the performance of the business.

Revenue
Revenue for the third quarter of 2018 and year to date decreased by $26,960, or 17%, and $56,551, or 12%, respectively, compared to the corresponding periods in 2017. These decreases were primarily due to lower sales from both segments, partially offset on a year to date basis by higher foreign exchange rates impacting translated revenues from the Concordia International segment. The Concordia International segment revenue for the third quarter of 2018 decreased by $25,728, or 22%, due to $25,201 lower revenue primarily as a result of volume declines on key products including Liothyronine Sodium, Flurbiprofen and Acetylsalicylic Acid, as well as unfavourable foreign exchange rates negatively impacting translated results by $527, partially offset by higher revenue due to volume increases for Nitrofurantoin and Hydralazine HCL. The Concordia North America segment revenue for the third quarter of 2018 decreased by $1,232, or 3%, when compared to the corresponding period in 2017, mainly as a result of lower volumes on key products, including Donnatal® and Plaquenil® authorized generic, partially offset by higher revenue on certain other products, including Nilandron® and Kapvay®. Refer to the "Segment Performance" section of this MD&A for a further discussion on segmental and product specific performance.
Gross Profit and Gross Profit %
Gross profit for the third quarter of 2018 and year to date decreased by $21,859, or 20%, and $52,393, or 16%, respectively, compared to the corresponding periods in 2017 primarily due to the revenue declines described above.
Gross profit percentage for the third quarter of 2018 and year to date decreased by 2% and 3%, respectively, compared to the corresponding periods in 2017, primarily due to a change in the mix of product sales within both segments. Refer to the "Segment Performance" section of this MD&A for a further discussion on segmental and product specific performance.

Concordia Management's Discussion and Analysis	Page 8

Operating Expenses
Operating expenses for the third quarter of 2018 increased by $36,672, or 37%, and for the year to date 2018 decreased by $904,238, or 70%, compared to the corresponding periods in 2017. The increase in operating expenses for the third quarter of 2018, is primarily due to $30,801 higher restructuring related, acquisition and other costs mainly associated with the Company's Recapitalization Transaction and $10,122 higher amortization charges on intangible assets, partially offset by $1,777 lower share based compensation expense and $1,142 lower selling and marketing expense. Operating expenses were lower for the year to date compared to the corresponding period in 2017, primarily due to a $979,168 lower impairment charge on a year to date basis. Excluding impairments, operating expenses for the year to date 2018 increased by $74,930, or 25%, compared to the corresponding periods in 2017. The increase in operating expenses for the year to date 2018, excluding impairments, is primarily due to $72,167 higher restructuring related, acquisition and other costs mainly associated with the Company's Recapitalization Transaction and $15,308 higher amortization charges on intangible assets, partially offset by $7,278 lower share based compensation expense and $3,796 lower general and administrative costs. For a further detailed description of operating expenses, refer to the "Corporate and Other Costs" section of this MD&A. For a further detailed description of certain segment operating expenses, refer to "Segment Performance" section of this MD&A.
Operating income (loss) for the third quarter of 2018 decreased by $58,531 and for the year to date 2018 increased by $851,845, compared to the corresponding periods in 2017. Operating income (loss) for the third quarter of 2018 was lower compared to the corresponding period in 2017, primarily due to a decrease in gross profit and higher operating expenses as described above. Operating income (loss) for the year to date 2018 was higher compared to the corresponding period in 2017, primarily due a decreased impairment charge, partially offset by higher restructuring related, acquisition and other costs mainly associated with the Company's Recapitalization Transaction, as described above, combined with a decrease in gross profit.
The current income tax expense recorded for the third quarter of 2018 and year to date increased by $15 and $2,193, respectively, compared to the corresponding periods in 2017. Income taxes were higher in 2018 primarily due to higher taxable income when compared to the corresponding periods in 2017 and the impact of foreign exchange translation of the income tax expense from the Concordia International segment. The deferred income tax expense recorded for the third quarter of 2018 increased by $2,879, impacted by the reversal of certain temporary differences, including the reversal of temporary differences arising as a result of the Recapitalization Transaction, and movements in foreign exchange rates. The deferred income tax recovery recorded for the year to date 2018 decreased by $30,118, mainly as a result of the reversal of certain temporary differences, including the reversal of temporary differences arising as a result of the Recapitalization Transaction and those recorded in connection with the purchase price accounting of certain acquired assets, the latter of which was higher in the corresponding period in 2017 due to the recording of impairments on the carrying value of certain of these assets, and movements in foreign exchange rates.

The net income (loss) for the third quarter of 2018 and year to date was $1,787,881 and $1,552,233, respectively, and EPS was $147.76 and $370.37, respectively. Significant components comprising the net income for the year to date 2018 are a gain on debt and purchase consideration settlement of $1,931,828 arising primarily from the Company's Recapitalization Transaction and gross profit of $282,944, partially offset by interest and accretion expenses of $230,980, amortization of intangible assets of $190,571 and restructuring related, acquisition and other costs of $97,816. Refer to the "Corporate and Other Costs" section of this MD&A for further information related to expenses impacting net income (loss).
EBITDA and Adjusted EBITDA
EBITDA is higher than the net income (loss) as it excludes: interest and accretion expense; interest income; income taxes; depreciation; and amortization of intangible assets. Refer to the "Non-IFRS Financial Measures" section of this MD&A for a full reconciliation. EBITDA for the third quarter of 2018 increased by $1,860,552 compared to the corresponding period in 2017. The increase in EBITDA was primarily due to $1,924,520 higher gain on debt and purchase consideration settlement and $21,204 lower fair value loss on derivative financial instruments, partially offset by $21,859 lower gross profit, $30,801 higher restructuring related, acquisition and other costs, and $36,677 higher foreign exchange loss. EBITDA for the year to date 2018 increased by $2,760,315 compared to the corresponding period in 2017. The increase in EBITDA is primarily due to $1,931,828 higher gain on debt and purchase consideration settlement, $979,168 lower impairment charges and $69,310 lower fair value loss on derivative financial instruments, partially offset by $52,393 lower gross profit and $72,167 higher restructuring related, acquisition and other costs, and $107,812 higher foreign exchange loss.
Adjusted EBITDA also includes adjustments for: impairments; fair value adjustments to acquired inventory; restructuring related, acquisition and other costs; share-based compensation expense; fair value (gain) loss including purchase consideration and derivative financial instruments; foreign exchange (gain) loss; unrealized foreign exchange (gain) loss; legal settlements and related legal costs; and (gain) loss on debt and purchase consideration settlement (refer to the "Non-IFRS Financial Measures" section of this MD&A for a full reconciliation and description of these expenses). Adjusted EBITDA for the third quarter of 2018 and year to date decreased by $19,624, or 25%, and $46,869, or 19%, respectively, compared to the corresponding periods in 2017. These declines are primarily due to lower sales and gross margins from both segments, partially offset by higher foreign exchange rates impacting translated results on a year to date basis. Adjusted EBITDA by segment for the third quarter of 2018 and year to date was $39,857 and $140,590, respectively, from the Concordia International segment and $21,597

Concordia Management's Discussion and Analysis	Page 9

and $66,239, respectively, from the Concordia North America segment. Refer to the "Segment Performance" section of this MD&A for a further discussion on segment performance. In addition, during the third quarter of 2018 and year to date the Company incurred $2,496 and $9,066, respectively, of Corporate costs related to the Corporate Head Office. Corporate expenses decreased by $2,092 and $6,382, respectively, compared to the corresponding periods in 2017, primarily due to lower general and administrative expenses, including professional fees incurred and salaries and benefits costs.

Concordia Management's Discussion and Analysis	Page 10

5    Segment Performance

Concordia International

	Three months ended		Nine months ended
(in $000's)	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Revenue	91,945	117,673	311,574	351,737
Cost of sales	33,820	39,081	113,628	116,067
Gross profit	58,125	78,592	197,946	235,670
Gross profit %	63%	67%	64%	67%
Adjusted Gross Profit (1)	58,125	78,592	197,946	235,981
Adjusted Gross Profit %(1)	63%	67%	64%	67%
General and Administrative, Selling and Marketing and Research and Development Expenses	18,268	19,290	57,356	55,364
Adjusted EBITDA(1)	39,857	59,302	140,590	180,617
Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions see "Non-IFRS Financial Measures" section of this MD&A.
Revenue for the third quarter of 2018 decreased by $25,728, or 22%, compared to the corresponding period in 2017. A $25,201 decrease in revenue was combined with a further decrease of $527 in revenue as a result of the Great British Pound ("GBP") weakening against the USD, when compared to the corresponding period in 2017, given a significant portion of the segment revenues are earned in GBP. Declines to revenue attributable to key products during the quarter, excluding the impact of foreign currency translation, were: (i) a $8,142 decrease from Liothyronine Sodium; (ii) a $1,459 decrease from Flurbiprofen; (iii) a $1,213 decrease from Acetylsalicylic Acid; (iv) a $1,157 decrease from Trazodone; and (v) a $1,062 decrease from Levothyroxine Sodium. These lower product volumes and revenues are primarily due to ongoing competitive market pressures resulting in market share erosion in the UK market, as well as the timing of shipments for certain products sold in non-UK markets such as Flurbiprofen and Acetylsalicylic Acid. The decline in revenue for Liothyronine Sodium is reflective of the impairment charges taken in the second quarter of 2017 on the product rights attributable to Liothyronine Sodium as a result of market competition that had not yet had a significant impact on the third quarter of 2017 reported revenue for Liothyronine Sodium. These declines to revenue were partially offset by: (i) $855 increased revenue from Nitrofurantoin; and (ii) $786 increased revenue from Hydralazine HCL, as a result of product volume increases. The remaining decrease was primarily due to general competitive market pressures across the segment's product portfolio.
Revenue for the year to date 2018 decreased by $40,163, or 11%, compared to the corresponding period in 2017. A $61,298 decrease in revenue was partially offset by a $21,135 increase in revenue as a result of the GBP strengthening against the USD in the first half of 2018. Declines to revenue attributable to key products during the year to date, excluding the impact of foreign currency translation, were: (i) a $23,233 decrease from Liothyronine Sodium; (ii) a $5,153 decrease from Trazodone; (iii) a $3,124 decrease from Prednisolone; (iv) a $2,897 decrease from Levothyroxine Sodium; and (v) a $2,749 decrease from Prochlorperazine Mesilate, due to the competitive pressures described above. These declines to revenue were partially offset by: (i) $6,579 increased revenue from Nitrofurantoin; and (ii) $2,335 increased revenue from Argipressin, as a result of product volume increases. The remaining decrease was primarily due to general competitive market pressures across the segment's product portfolio.
Cost of sales for the third quarter of 2018 and year to date decreased by $5,261, or 13%, and decreased by $2,439, or 2%, respectively, compared to the corresponding periods in 2017. The decrease in cost of sales for the third quarter of 2018 and year to date is primarily due to the volume declines from products described above.
Gross profit for the third quarter of 2018 and year to date decreased by $20,467 and $37,724, respectively, compared to the corresponding periods in 2017, primarily due to the factors described above.
Gross profit as a percentage of revenue for the third quarter of 2018 and year to date decreased by 4% and 3%, respectively, compared to the corresponding periods in 2017. The decreases were primarily due to a shift in product mix, with certain higher margin products experiencing additional market competition, when compared to the corresponding periods in 2017.

Concordia Management's Discussion and Analysis	Page 11

General and administrative, selling and marketing and research and development costs for the third quarter of 2018 and year to date decreased by $1,022 and increased by $1,992, respectively, compared to the corresponding periods in 2017. The decrease in general and administrative, selling and marketing and research and development costs during the third quarter of 2018 is primarily due to reduced selling and marketing costs, including lower sales promotion and advertising activities. The increase in general and administrative, selling and marketing and research and development costs for the year to date 2018 is primarily due to the impact of foreign exchange.

Concordia Management's Discussion and Analysis	Page 12

Concordia North America

	Three months ended		Nine months ended
(in $000's)	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Revenue	35,717	36,949	107,839	124,227
Cost of sales	7,091	6,931	22,841	24,560
Gross profit	28,626	30,018	84,998	99,667
Gross profit %	80%	81%	79%	80%
General and Administrative, Selling and Marketing and Research and Development Expenses	7,029	6,150	18,759	20,204
Adjusted EBITDA(1)	21,597	23,868	66,239	79,463
Notes:

(1)	Represents a non-IFRS measure. For the relevant definitions, see "Non-IFRS Financial Measures" section of this MD&A.
Revenue for the third quarter of 2018 decreased by $1,232 or 3%, compared to the corresponding period in 2017. The decrease was primarily due to: (i) a $2,787 decrease from Plaquenil® authorized generic, as a result of lower product volumes; and (ii) a $1,957 decrease from Donnatal®, as a result of additional competitive pressures that have resulted in a loss of market share. In the third quarter of 2018, Donnatal® tablets continued to face pressure from two competitive products. Additionally, during the second quarter of 2018, the Company became aware of the launch of additional non-FDA approved competitive products to Donnatal® elixir, which has resulted in lower product volumes of the elixir in the third quarter of 2018, compared to the corresponding period in 2017. These declines in revenue were partially offset by: (i) a $1,734 increase in revenue from Nilandron® as a result of higher product volumes; (ii) a $1,321 increase from Kapvay®; and (iii) a $800 increase in revenue from Orapred®. The remaining decrease was primarily due to general competitive market pressures across the segment's product portfolio.
Revenue for the year to date decreased by $16,388 or 13%, compared to the corresponding period in 2017. The decrease was primarily due to: (i) a $8,956 decrease from Donnatal®; (ii) a $3,779 decrease from Dibenzyline® authorized generic; (iii) a $3,457 decrease from Plaquenil® authorized generic; and (iv) a $2,307 decrease from Lanoxin® authorized generic. These declines in revenue were partially offset by: (i) a $3,506 increase in revenue from Orapred®; (ii) a $3,012 increase in revenue from Dibenzyline®; and (iii) a $2,500 increase in revenue from Zonegran®. The remaining decrease was primarily due to general competitive market pressures across the segment's product portfolio.
Cost of sales for the third quarter of 2018 increased by $160, or 2%, and for the year to date 2018 decreased by $1,719, or 7%, compared to the corresponding periods in 2017. The cost of sales on a year to date basis have primarily decreased due to lower revenue as described above.
Gross profit for the third quarter of 2018 and year to date decreased by $1,392, or 5%, and $14,669, or 15%, respectively, primarily due to lower revenue as described above.
Gross profit as a percentage of revenue for the third quarter of 2018 and year to date decreased by 1%, compared to the corresponding periods in 2017. The decreases were primarily due to a shift in product mix.
General and administrative, selling and marketing and research and development costs for the third quarter of 2018 increased by $879 and for the year to date 2018 decreased by $1,445, compared to the corresponding periods in 2017. The increase in general and administrative, selling and marketing and research and development costs for the third quarter of 2018 is primarily due to higher selling and marketing costs associated with the co-promotion agreement for sales of Donnatal®. The decrease for the year to date 2018 is primarily due to lower bad debt expenses, refunds of regulatory fees and lower costs associated with product manufacturing development projects, partially offset by higher selling and marketing costs associated with the co-promotion agreement for sales of Donnatal®.

Concordia Management's Discussion and Analysis	Page 13

6    Corporate and Other Costs
The following table details expenses from the Company's Corporate cost centre and other operating expenses from the business segments:

	Three months ended		Nine months ended
(in $000's)	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
General and administrative	11,453	11,845	35,313	39,109
Selling and marketing	9,093	10,235	28,527	28,791
Research and development	7,247	7,948	21,341	23,116
Restructuring related, acquisition and other	45,067	14,266	97,816	25,649
Share-based compensation expense	1,222	2,999	1,148	8,426
Amortization of intangible assets	61,198	51,076	190,571	175,263
Impairments	—	—	7,935	987,103
Depreciation expense	413	499	1,323	1,487
Fair value (gain) loss	—	153	425	(307)
Interest and accretion expense	68,034	96,446	230,980	283,853
Interest income	(385)	(19,053)	(1,637)	(56,175)
Fair value loss on derivative financial instruments	—	21,204	—	69,310
Gain on debt and purchase consideration settlement	(1,924,520)	—	(1,931,828)	—
Foreign exchange (gain) loss	2,984	(508)	5,378	670
Unrealized foreign exchange (gain) loss	10,509	(22,676)	40,061	(63,043)
Total	(1,707,685)	174,434	(1,272,647)	1,523,252
General and Administrative Expenses
General and administrative expenses reflect costs related to salaries and benefits, professional and consulting fees, public company costs, travel, facility leases and other administrative expenditures. General and administrative expenses for the third quarter of 2018 and year to date decreased by 3% and 10%, respectively, compared to the corresponding periods in 2017. These decreases are a result of the Company's objective to reduce operating costs across the business, partially offset by unfavourable foreign exchange rate movements impacting translation of general and administrative expenses from the Concordia International segment.
Selling and Marketing Expenses
Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and sale of the Company’s broad portfolio of products across the Company's segments. Selling and marketing costs for the third quarter of 2018 and year to date decreased by $1,142 and $264, respectively, compared to the corresponding periods in 2017, primarily as a result of lower costs associated with sales promotion and advertising activities, as well as reduced salaries and benefits costs due to lower headcount in the sales and marketing functions within the Concordia International segment. These lower selling and marketing costs are partially offset by higher selling and marketing costs associated with the co-promotion agreement for sales of Donnatal® in the Concordia North America segment.
Research and Development Expenses
Research and development expenses reflect costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs, quality assurance costs, regulatory compliance and drug safety costs (Pharmacovigilence) of the Company. Research and development costs for the third quarter of 2018 decreased by $701, or 9%, compared to the corresponding period in 2017. This decrease is primarily due to the timing of various non-recurring projects, as well as lower consulting costs related to ongoing projects. Research and development costs for the year to date 2018 decreased by $1,775, or 8%, primarily due to refunds of regulatory fees, timing of various non-recurring projects and lower consulting costs related to ongoing projects.
Restructuring Related, Acquisition and Other Costs
Restructuring related, acquisition and other costs for the third quarter of 2018 and year to date were $45,067 and $97,816, respectively. Restructuring related, acquisition and other costs for the third quarter of 2018 and year to date increased by $30,801 and $72,167, primarily due to costs associated with consultants involved in the Company's Recapitalization Transaction and other costs associated with the implementation of the Recapitalization Transaction, combined with severance costs associated with the changes in management detailed in the "Recent Events" section of this MD&A.

Concordia Management's Discussion and Analysis	Page 14

Significant costs incurred for the year to date 2018 include $73,671 of costs associated with the Company's Recapitalization Transaction which include costs of the Company's advisors and advisors of the debtholders involved in the Recapitalization Transaction, $15,929 of costs related to severance, $1,152 of management retention costs, and $5,375 related to ongoing regulatory matters relating to the UK Competition and Markets Authority ("CMA") investigations (refer to the "Litigation and Arbitration" section of this MD&A for further details). The remaining costs relate primarily to costs associated with the class action lawsuits involving the Company (refer to the "Litigation and Arbitration" section of this MD&A for further details).
Share-Based Compensation Expense
The share based compensation expense relates to the fair value of share-based option, restricted share unit ("RSU") and deferred share unit ("DSU") awards to employees, management and directors of the Company, as well as the MIP adopted as part of the Recapitalization Transaction. Share based compensation expense for the third quarter of 2018 and year to date were $1,222 and $1,148, respectively. The decreases in the expense of $1,777 and $7,278 for the periods are primarily due to no RSUs or DSUs being issued since the second quarter of 2017 and the impact of the staged vesting of the outstanding share-based options and RSUs, combined with the reversal of unvested RSUs issued to certain members of management upon their departure.
As part of the Recapitalization Transaction all equity interests in Concordia represented by options, warrants, rights or similar instruments, were cancelled pursuant to the CBCA Plan. As a result, all outstanding options under the employee stock option plan and the outstanding restricted share units or deferred share units which were granted to officers, directors, employees or consultants of the Company were cancelled for no consideration.
The fair value of the MIP was derived using a Monte-Carlo simulation model given the existence of market based vesting conditions. The key assumptions included within this simulation were, (i) weighted average probability of expected time to maturity, (ii) share volatility of 35%, (iii) risk free rates between 2.53% and 2.78%, and (iv) the assumption that the Company will not pay any dividends.
Amortization of Intangible Assets
Amortization of intangible assets in 2018, when compared to the corresponding periods in 2017, is impacted by higher foreign exchange rates increasing amortization expense for the Concordia International segment, change in accounting estimates with respect to amortizing intangible assets in both segments, and the impact of impairments of intangible assets recorded during the second and fourth quarters of 2017.
The expense for the third quarter of 2018 and year to date of $61,198 and $190,571, respectively, is comprised of the following amounts:

•	Amortization related to acquired product rights and manufacturing processes for the third quarter of 2018 and year to date was $53,176 and $165,932, respectively;

•
Amortization related to distribution and supplier contracts for the third quarter of 2018 and year to date was $7,424 and $22,849, respectively. Distribution and supplier contracts are amortized on a straight-line basis over 5 years; and

•	Amortization related to other intangibles for the third quarter of 2018 and year to date was $598 and $1,790, respectively.
Asset Impairments
The total asset impairments recorded for the third quarter of 2018 and year to date were $nil and $7,935, respectively.
During the second quarter of 2018, the Company determined that certain triggering events had occurred with respect to certain products within the Concordia International segment. These triggering events required management to perform tests for impairment. The triggering events included issues experienced with respect to product supply, and/or increased product competition resulting in a decrease to future forecasts. The total impairment recorded was $7,935, primarily related to an impairment on Dicycloverine of $4,855 as a result of product supply challenges.
During the second quarter of 2018, the Company became aware of additional competition on Donnatal® within the Concordia North America segment. The Company determined that the additional competition did not result in an impairment based on estimated future product cash flows, including price and volume assumptions.
Interest and Accretion
Interest and accretion expenses for the third quarter of 2018 and year to date were $68,034 and $230,980, respectively, representing a decrease of $28,412 and $52,873, respectively, compared to the corresponding periods in 2017.
The decrease for the third quarter of 2018 is primarily due to:

•
The termination of the Currency Swaps during the fourth quarter of 2017 which resulted in $19,554 lower interest expense during the third quarter of 2018 (as well as lower interest income as described below);

•
The acceleration of all deferred financing fees during the fourth quarter of 2017 which resulted in $7,995 lower costs during the third quarter of 2018, compared to the corresponding period in 2017; and

Concordia Management's Discussion and Analysis	Page 15

•
A $2,161 lower interest expense on the Company's debt agreements, including the Secured Debt, Unsecured Debt and New Secured Debt, during the third quarter of 2018, as a result of: (i) the reduction in the total debt balance during the third quarter of 2018 by $2.4 billion due to the Company's implementation of the Recapitalization Transaction on September 6, 2018, resulting in lower interest expense for the remainder of the third quarter of 2018 when comparing the interest expense on the New Secured Debt during the third quarter of 2018 to the interest expense on the Secured Debt and Unsecured Debt during the corresponding period in 2017; and (ii) a change in foreign exchange rates when comparing the third quarter of 2018 to the corresponding period in 2017, resulting in lower interest expense on the Company's GBP denominated term loan included as part of the Secured Debt.

The decrease for the year to date 2018 is primarily due to:

•
The termination of the Currency Swaps during the fourth quarter of 2017 which resulted in $56,843 lower interest expense for the year to date 2018 (as well as lower interest income as described below);

•	The acceleration of all deferred financing fees during the fourth quarter of 2017 which resulted in $23,837 lower costs for the year to date 2018, compared to the corresponding period in 2017; and

•
The reduction in the total debt balance during the third quarter of 2018 by $2.4 billion due to the Company's implementation of the Recapitalization Transaction on September 6, 2018, resulting in lower interest expense for the remainder of the third quarter of 2018 when comparing the interest expense on the New Secured Debt during the third quarter of 2018 to the interest expense on the Company's Secured Debt and Unsecured Debt (together, the "Exchanged Debt") during the corresponding period in 2017.

Offset primarily by:

•
A $16,667 higher interest expense on the Company's Exchanged Debt for the year to date 2018, as a result of: (i) events of default on certain of the Company's debt agreements; (ii) higher LIBOR rates; and (iii) a change in foreign exchange rates resulting in higher interest expense on the Company's GBP denominated term loan; and

•	A $7,021 higher interest expense as a result of the Company's New Secured Debt.
Interest Income
Interest income for the third quarter of 2018 and year to date were $385 and $1,637, respectively, representing a decrease of $18,668 and $54,538, respectively, due to the termination of the Currency Swaps during the fourth quarter of 2017 as a result of the CBCA Proceedings.
Gain on Debt and Purchase Consideration Settlement
Gain on debt and purchase consideration settlement for the third quarter of 2018 and year to date were $1,924,520 and $1,931,828, respectively. The gain on debt and purchase consideration settlement during the third quarter of 2018 is a result of the Company implementing the Recapitalization Transaction and the corresponding extinguishment of the Exchanged Secured Debt and Unsecured Debt. The gain on debt and purchase consideration settlement for the year to date 2018 is comprised of the gain from extinguishing the Secured Debt (including the Cross Currency Swap Liability) and Unsecured Debt during the third quarter of 2018, described above, combined with a gain recognized from settling the earn-out and annual payment obligations associated with the purchase consideration payable to the former owners of Pinnacle Biologics, Inc. ("Pinnacle") for $1,500 during the second quarter of 2018. The total outstanding purchase consideration payable at the time of settlement was $8,808.
Foreign Exchange (Gain) Loss and Unrealized Foreign Exchange (Gain) Loss
Foreign exchange (gain) loss for the third quarter of 2018 and year to date was a loss of $2,984 and $5,378, respectively.
Unrealized foreign exchange loss for the third quarter of 2018 and year to date was $10,509 and $40,061, respectively.  The primary component of the unrealized foreign exchange loss for the year to date is a result of the requirement that inter-company trading balances denominated in a currency other than the functional currency of an entity be retranslated with the exchange differences flowing through the consolidated statement of income (loss) with the off-set within other comprehensive income (loss).
The foreign exchange translation impact of the Concordia International segment is recorded within other comprehensive income (loss). During the third quarter of 2018 and year to date, there was a total of $1,869 and $2,163, respectively, foreign exchange losses, net of tax, associated with the translation of entities with a different functional currency, primarily within the Concordia International segment, offset by $10,398 and $24,525, respectively, of foreign exchange gains associated with the translation of the Company's GBP denominated term loan.

Concordia Management's Discussion and Analysis	Page 16

7    Selected Quarterly Financial Information

For the three months ended (in $000’s, except per share amounts)	Q3-2018	Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016
Revenue	127,662	139,487	152,264	150,205	154,622	160,785	160,557	170,408
Gross profit	86,751	95,087	101,106	100,200	108,610	111,312	115,415	120,464
Adjusted Gross profit (1)	86,751	95,087	101,106	100,200	108,610	111,312	115,726	120,858
Operating income (loss)	(48,942)	(41,274)	(11,239)	(211,648)	9,589	(981,255)	18,366	(524,962)
Net income (loss), continuing operations	1,787,881	(179,954)	(55,694)	(431,773)	(69,485)	(1,010,653)	(78,824)	(663,761)

Cash and cash equivalents	209,456	259,530	343,834	327,030	341,303	301,782	336,156	397,917
Total assets	1,958,833	2,122,482	2,324,626	2,322,335	2,651,844	2,611,489	3,619,665	3,731,574
Total liabilities	1,661,702	4,254,880	4,301,682	4,232,848	4,128,960	4,022,218	4,058,725	4,109,147

EBITDA (1)	1,923,696	(41,371)	94,503	(170,126)	63,144	(903,563)	56,932	(569,997)
Adjusted EBITDA (1)	58,958	66,781	72,024	70,778	78,582	81,808	84,242	80,508

Earnings (Loss) per share (2)
Basic	147.76	(1,052.70)	(325.80)	(2,525.83)	(407.46)	(5,933.64)	(462.86)	(3,900.83)
Diluted	147.76	(1,052.70)	(325.80)	(2,525.83)	(407.46)	(5,933.64)	(462.86)	(3,900.83)
Adjusted (1)	(1.21)	(135.14)	(55.60)	(83.18)	16.59	56.61	66.43	39.12
Amounts shown above are results from continuing operations, excluding discontinued operations, except for total assets and liabilities amounts.
Notes:
(1) Represents a non-IFRS measure. For the relevant definitions see the "Non-IFRS Financial Measures" section of this MD&A. For the relevant reconciliation to reported results, see the "Non-IFRS Financial Measures" section of this MD&A for the second quarter of 2018 and corresponding period in 2017, and for other periods presented, refer to previous publicly filed MD&As.
(2) Amounts presented for prior periods have been adjusted for the retrospective effect of the Share Consolidation.
During the quarterly periods presented above, the Company has experienced a declining trend in operating results. Subsequent to the second quarter of 2016, the business experienced greater than expected market competition on certain products and industry specific environmental changes, which together have resulted in the Company recording a significant amount of impairment charges with respect to acquired intangible assets from its acquisitions, including intellectual property rights and goodwill. Management has focused the discussion and analysis below on comparing to the most recent quarters presented above in order to describe the most current business trends that have occurred in the third quarter of 2018.

Revenues in the third quarter of 2018 were $127,662 which consisted of $91,945 from the Concordia International segment, and $35,717 from the Concordia North America segment. Revenues during the second quarter of 2018 were $139,487 which consisted of $106,679 from the Concordia International segment, and $32,808 from the Concordia North America segment. Revenue from the Concordia International segment decreased by $14,734, or 14%, primarily due to the impact of: (i) a $4,622 decrease in revenue as a result of the GBP weakening against the USD; (ii) $1,810 lower revenue from Liothyronine Sodium; (iii) $1,426 lower revenue from Cyclizine HCL; (iv) $1,135 lower revenue from Flurbiprofen; and (iv) $1,088 lower revenue from Argipressin, partially offset by $745 higher revenue from Hydralazine HCL. The remaining decrease was primarily due to general competitive market pressures across the Concordia International segment's product portfolio. The Concordia North America segment revenue increase of $2,909 is primarily due to $1,175 higher revenue from the Plaquenil® authorized generic product, $1,142 higher revenue from Photofrin®; $1,093 higher revenue from Donnatal® due to a reduction in co-pay utilization and $1,065 higher revenue from Kapvay®, partially offset by $1,997 lower revenue from Dibenzyline® as a result of higher than expected product returns. Although Donnatal® revenues increased in the third quarter of 2018 when compared to the second quarter of 2018, Donnatal® continues to experience competitive pressure from various competitive products. Refer to the "Litigation and Arbitration" section of this MD&A.
Gross profit and adjusted gross profit in the third quarter of 2018 decreased by $8,336 compared to the second quarter of 2018 due to declines in revenue, as described above. Gross profit as a percentage of revenue in the third quarter of 2018 remained consistent with the second quarter of 2018 at 68%.
Net income (loss) from continuing operations during the third quarter of 2018 compared to the second quarter of 2018, increased by $1,967,835. The increase in net income is primarily due to an increase in the gain on debt and purchase consideration settlement of $1,917,212 arising from the Company's Recapitalization Transaction, $14,790 lower interest costs, and a favourable movement in foreign exchange gains/losses

Concordia Management's Discussion and Analysis	Page 17

of $58,118, partially offset by $7,812 higher restructuring related, acquisition and other costs in the third quarter of 2018 as a result of additional costs associated with consultants involved in the Company's Recapitalization Transaction. The foreign exchange impact was a loss of $13,493 in the third quarter of 2018, compared to a loss of $71,611 in the second quarter of 2018, primarily as a result of favourable foreign exchange rate movements in the third quarter of 2018, impacting the retranslation of inter-company trading balances denominated in a currency other than the functional currency of the entity, as required by IFRS.
Adjusted EBITDA in the third quarter of 2018 of $58,958 consisted of $39,857 related to Concordia International, $21,597 related to Concordia North America, offset by $2,496 related to Corporate expenses. This is compared with second quarter of 2018 Adjusted EBITDA of $66,781, which consisted of $48,985 related to Concordia International, $20,369 related to North America, offset by $2,573 related to Corporate expenses. Adjusted EBITDA for the third quarter of 2018 was $7,823 lower than the second quarter of 2018. The net decrease of total adjusted EBITDA of $7,823 is primarily due to $8,336 lower gross profit associated with product declines described above, partially offset by $77 lower Corporate expenses.

Concordia Management's Discussion and Analysis	Page 18

8    Balance Sheet Analysis

As at (in $000's)	Sep 30, 2018	Dec 31, 2017	Change
			$	%
Working capital	251,705	281,288	(29,583)	(11)%
Long-lived assets	1,516,582	1,752,261	(235,679)	(13)%
Other current liabilities	21,159	3,804,684	(3,783,525)	(99)%
Long-term liabilities	1,452,919	141,844	1,311,075	924%
Shareholder's equity (deficit)	297,131	(1,910,513)	2,207,644	(116)%
Working capital
Concordia defines working capital as total current assets less trade payables, accrued liabilities and interest payable, income taxes payable and provisions. The $29,583 decrease in working capital from December 31, 2017 to September 30, 2018 is primarily due to the following factors:

•
Cash and cash equivalents, including restricted cash, decreased by $114,262 primarily due to scheduled debt amortization and interest payments on the Company's Secured Debt and Cross Currency Swap Liability of $137,253; payments relating to equity issuance costs of $44,197; repayment of the Exchanged Secured Debt of $604,910 and payments to the Company's advisors and advisors of the lending syndicate involved in the Company's Recapitalization Transaction, partially offset by cash from operating activities of $98,069 and the issuance of share capital of $587,311, as further discussed in the "Liquidity and Capital Realignment" section of this MD&A;

•
Accounts receivable decreased by $11,486. The Concordia International segment accounts receivable decreased by $7,483 primarily as a result of the decline in sales for certain products as further discussed in the "Segment Performance" section of this MD&A, combined with foreign exchange rate movements. The Concordia North America segment accounts receivable decreased by $4,003 primarily due to the timing of receipts from customers combined with the decline in sales for certain products as further discussed in the "Segment Performance" section of this MD&A; and

•
Inventory decreased by $10,482 primarily due to $6,263 and $4,219 lower inventory on hand within the Concordia International and Concordia North America segments, respectively. These decreases are primarily due to product sales and inventory management during the first three quarters of 2018.

Offset primarily by:

•
Trade payables, accrued liabilities and interest payable decreased by $95,446. The decrease in trade payables, accrued liabilities and interest payable is primarily due to a decrease in interest payable on the Company's debt of $99,549 and a decrease in trade payables of $11,514, partially offset by an increase in accrued liabilities of $15,617 primarily due to fees accrued for advisors in relation to the Company's Recapitalization Transaction. As a result of implementing the Recapitalization Transaction on September 6, 2018, the Company exchanged the accrued and unpaid interest on Unsecured Debt for new limited voting shares. Additional interest accrued on Secured Debt as a result of events of default was forgiven. Refer to the "Recent Events" section of this MD&A for further detail;

•
Provisions decreased by $4,750. The decrease is primarily due to inventory management claims processed during the first three quarters of 2018 which were outstanding as at December 31, 2017 and lower expected future returns due to improved inventory management, within the Concordia North America segment; and

•
Prepaid expenses and other current assets increased by $6,513. The increase in prepaid expenses is primarily due to the timing of payments, particularly payments for inventory in advance of receipt from suppliers within the Concordia North America segment.

Long-lived assets
Long-lived assets consist of fixed assets, intangible assets and goodwill. The $235,679 decrease in long-lived assets from December 31, 2017 to September 30, 2018 is primarily due to intangible asset amortization recorded for the year to date 2018 of $190,571 combined with a $39,582 decrease due to foreign exchange translation. This decrease from foreign exchange translation is a result of the movement in the GBP/USD period end exchange rates from 1.3494 as at December 31, 2017 to 1.3033 as at September 30, 2018.
Other current liabilities
Other current liabilities consist of the current portion of long-term debt, purchase consideration payable and Cross Currency Swap Liability. The $3,783,525 decrease from December 31, 2017 to September 30, 2018 is primarily due to the decrease in the current portion of long-term debt of $3,667,259 as a result of the implementation of the Company's Recapitalization Transaction during the third quarter of 2018. As a result of the events of default which occurred on the Company's debt agreements during 2017, the total balance of debt outstanding as at

Concordia Management's Discussion and Analysis	Page 19

December 31, 2017 was classified as current. However, upon implementing the Recapitalization Transaction to realign the Company's capital structure, the debt outstanding as at December 31, 2017, including the Cross Currency Swap Liability, was extinguished and the Company entered into new secured term loans and new senior secured notes, which were classified as long-term, with the exception of the portion due within the next 12 months based on contractual payment terms, reducing the current liabilities balance as at September 30, 2018. Refer to the "Recent Events", "Liquidity and Capital Realignment" and "Lending Arrangements and Debt" sections of this MD&A for further details surrounding the Recapitalization Transaction and the impact on the Company's long-term debt.
Further contributing to the decrease in other current liabilities is the settlement, during the second quarter of 2018, of purchase consideration payable to the former owners of Pinnacle, resulting in a decrease of $1,835 for the current portion of purchase consideration payable.
Long term liabilities
Long-term obligations consist of long-term debt, purchase consideration payable, other liabilities and deferred income tax liabilities. The $1,311,075 increase in long term liabilities from December 31, 2017 to September 30, 2018 is primarily due to:

•
An increase in long-term debt of $1,336,775 as a result of entering into new secured term loans and issuing new senior secured notes as part of implementing the Recapitalization Transaction to realign the Company's capital structure, which is further discussed in the "Recent Events", "Liquidity and Capital Realignment" and "Lending Arrangements and Debt" sections of this MD&A.

Offset primarily by:

•
A decrease in purchase consideration payable of $6,549 as a result of settling the liability with the former owners of Pinnacle during the second quarter of 2018, as further discussed in the "Corporate and Other Costs" section of this MD&A; and

•
A decrease in deferred income tax liabilities of $19,579 due to the reversal of certain taxable temporary differences in respect of the carrying value of assets recorded as a result of purchase price accounting, where the carrying value of these assets has decreased as a result of amortization and changes to the carrying value of certain assets due to impairment, and/or changes in the applicable foreign exchange rate.

Shareholders’ equity (deficit)
Shareholders’ equity increased by $2,207,644 from December 31, 2017 to September 30, 2018. The increase is primarily related to:

•	A net income year to date of $1,552,233;

•	An issuance of share capital of $631,917; and

•	A net foreign exchange impact of $22,362 from the translation of the Concordia International segment, the Currency Swaps and the GBP denominated term loan.

Concordia Management's Discussion and Analysis	Page 20

9    Liquidity and Capital Realignment
Capital Realignment
On September 6, 2018, the Company completed the Recapitalization Transaction, which resulted in the Company raising new equity capital of $586.5 million, and reducing the Company's total outstanding debt by approximately $2.4 billion. Refer to "Recent Events" section of this MD&A for further details on the Recapitalization Transaction.
Liquidity
The Company’s primary source of liquidity is cash on hand and cash flows from operations not used for financing activities. In order to finance future acquisitions, the Company may consider combinations of debt and equity along with surplus cash on hand depending on the size of the acquisitions. Many factors, including, but not limited to, general market conditions, debt levels and our credit ratings, could impact our ability to issue securities and raise new debt on acceptable terms.
The Company believes that following the Recapitalization Transaction which resulted in a significant reduction in annual required amortization and interest payments on long-term debt, the Company's cash on hand in addition to cash flows expected to be generated from operations will provide sufficient liquidity to support the Company's ongoing business and financing cash flow requirements for at least, but not limited to, the next 12 months.
The Company had approximately $209 million of cash on hand as of September 30, 2018 (December 31, 2017 - $327 million). The Company's capital structure is comprised of debt totaling $1,357,934 and shareholders equity of $297,131. This compares with debt of $3,688,418 as at December 31, 2017, which was significantly reduced during the third quarter of 2018 through the Recapitalization Transaction as described above.
Sources and Uses of Cash

	Nine months ended
(in $000’s)	Sep 30, 2018	Sep 30, 2017
Cash flow from Operating Activities	98,069	227,419
Cash flow used in Investing Activities	(2,988)	(372)
Cash flow used in Financing Activities	(200,549)	(300,823)
Total	(105,468)	(73,776)
The Company's business continues to generate cash flow from operating activities. Cash flows from operations represent net income adjusted for changes in working capital, non-cash items and excludes interest paid as this is recorded within cash used in financing activities.
Cash flow from operating activities for the year to date 2018 decreased by $129,350 compared to the corresponding period in 2017. The decrease is primarily due to $52,393 lower gross profit from both segments, $72,167 higher restructuring related, acquisition and other costs primarily as a result of the Company's Recapitalization Transaction and $11,160 lower favourable non-cash working capital movements.
Cash flow used in financing activities for the year to date 2018 is primarily comprised of: $114,986 of contractual interest payments; $22,267 of scheduled long-term debt principal repayments; $44,197 of equity issuance costs incurred with respect to the Private Placement as part of the Company's Recapitalization Transaction; and $604,910 for repayment of the Company's Secured Debt and Cross Currency Swap Liability as part of the Recapitalization Transaction, partially offset by $587,311 received from the issuance of share capital in connection with the Recapitalization Transaction, including $811 related to the Management Co-Invest (defined herein).
Cash and Capital Management
The purpose of cash and capital management is to ensure that there is sufficient cash to meet all the financial commitments and obligations of the Company as they come due. Since inception, the Company has financed its cash requirements primarily through the issuances of securities, short-term borrowings, long-term debt as well as cash flows generated from operations.
Liquidity risk is the risk that the Company may encounter difficulty meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure.
In managing the Company’s capital, Management estimates future cash requirements by preparing annual financial forecasts for review and approval by the Board of Directors of the Company. The financial forecasts are reviewed and updated periodically and establish approved activities for the year and estimates the costs associated with those activities. Forecast to actual variances are prepared and reviewed by Management and are presented regularly to the Board of Directors of the Company.

Concordia Management's Discussion and Analysis	Page 21

10    Lending Arrangements and Debt

As at (in $000’s)	Sep 30, 2018	Dec 31, 2017
New Term Loans
- New USD term loan	799,406	—
- EUR term loan	258,556	—
8% senior secured notes	299,972	—
Term Loan Facilities
- USD term loan	—	1,061,500
- GBP term loan	—	651,086
9% senior secured notes	—	350,000
Extended bridge loan	—	100,832
9.5% senior notes	—	790,000
7% senior notes	—	735,000
Total Debt	1,357,934	3,688,418
Less: Current Portion	(21,159)	(3,688,418)
Long-Term Debt	1,336,775	—
As at September 30, 2018, approximately 81% of total debt was denominated in USD (December 31, 2017 - 82%), 19% denominated in EUR (December 31, 2017 - 0%) and 0% denominated in GBP (December 31, 2017 - 18%).
The commencement of the CBCA Proceedings on October 20, 2017 resulted in an event of default under certain of the debt agreements that were entered into to finance the acquisition of 100% of the outstanding shares of Amdipharm Mercury Limited (the "Concordia International Acquisition") from Cinven (the "Concordia International Credit Agreement"), including the USD term loan and GBP term loan (together, the "Term Loan Facilities"), and the indentures governing the Company's 9% senior secured notes and 9.5% unsecured senior notes and the Currency Swaps. As a result of the foregoing events of default, a cross default was triggered under the indenture governing the 7% unsecured senior notes and the unsecured extended equity bridge facility (together with the Term Loan Facilities and the indentures governing the Company's 9% senior secured notes and 9.5% unsecured senior notes, the "Exchanged Debt"). Any demand for payment of these debts was stayed pursuant to the CBCA Proceedings. Also as a result of the foregoing, the counterparty to the Currency Swaps designated October 23, 2017 as the early termination date with respect to all transactions under the Currency Swaps. As part of the Recapitalization Transaction, the Company's Cross Currency Swap Liability in an amount of $114,431 was addressed as part of the Secured Debt exchanged under the Recapitalization Transaction.
During the year to date 2018, the Company made $22,267 of principal repayments and paid $114,986 of cash interest expense on its Secured Debt, including the Currency Swaps, as applicable.
As discussed in the "Recent Events" and "Liquidity and Capital Realignment" sections of this MD&A, the Company completed the implementation of the Recapitalization Transaction on September 6, 2018. In connection with the implementation of the Recapitalization Transaction, the Term Loan Facilities and the 9% senior secured notes (the "Secured Notes") were extinguished and exchanged for the following debt facilities (among other consideration pursuant to the Recapitalization Transaction):

(a)
The Company entered into a credit agreement (the "New Concordia International Credit Agreement") on September 6, 2018 pursuant to which a syndicate of lenders made available secured term loans at par in the aggregate principal amounts of $799.4 million in one tranche (the "New USD Term Loan") and €226.8 million in a separate tranche (the "EUR Term Loan", and together with the New USD Term Loan, the "New Term Loans"). The New Term Loans were made available to the Company, as part of the re-financing of Exchanged Secured Debt, including the Term Loan Facilities, pursuant to the implementation of the Recapitalization Transaction. All obligations of the Company under the New Term Loans are guaranteed by all current and future material subsidiaries of the Company and include security of first priority interests in the assets of the Company and its material subsidiaries. The New Term Loans have a maturity date of September 6, 2024, have variable interest rates and require quarterly principal repayments at a rate of 0.5%, with the first principal repayment scheduled for December 31, 2018. Interest rates are calculated based on LIBOR and EURIBOR plus applicable margins on the New USD Term Loan and EUR Term Loan, respectively, with a LIBOR or EURIBOR floor of 1%.

(b)
The Company issued on September 6, 2018 at par approximately $300 million 8.00% senior secured first lien notes due on September 6, 2024 (the "New Secured Notes"). The New Secured Notes were issued by the Company, as part of the re-financing of Exchanged Secured Debt, including the Secured Notes, pursuant to the implementation of the Recapitalization Transaction. All obligations of the Company under the New Secured Notes are guaranteed by all current and future material subsidiaries of the Company and include security of first priority interests in the assets of the Company and its material subsidiaries. The New Secured Notes require

Concordia Management's Discussion and Analysis	Page 22

no payment of principal throughout their term. Interest on the New Secured Notes is payable semi-annually on April 1st and October 1st of each year, with the first interest payment scheduled for April 1, 2019.
Details of the Company's lending arrangements and the impact of the Recapitalization Transaction on the Company's long-term debt are further disclosed in the notes to the consolidated financial statements for the third quarter of 2018.
The following table presents repayments of long-term debt principal, interest payments on long-term debt on an undiscounted basis:

(in $000's)	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total

Long-term debt	5,290	5,290	10,580	21,159	63,478	1,252,137	1,357,934
Interest on long-term debt	25,050	19,173	52,407	100,254	290,560	99,880	587,324
Total	30,340	24,463	62,987	121,413	354,038	1,352,017	1,945,258

Concordia Management's Discussion and Analysis	Page 23

11    Contractual Obligations
The Company enters into contractual obligations in the normal course of business. During the third quarter of 2018, the Company renewed the lease for office space for its facility in London, England, for a term of five years. There have been no other significant changes to the specified contractual obligations during the year to date 2018. Details of the contractual obligations are further disclosed in the notes to the consolidated financial statements for the three and nine months ended September 30, 2018.

During the year to date 2018, the Company did not engage in any off-balance sheet financing transactions.

Concordia Management's Discussion and Analysis	Page 24

12    Related Party Transactions

(a)	Directors and Key Management Compensation

Compensation consisting of salaries, performance and retention bonuses, other benefits, severance and director fees for the third quarter of 2018 and year to date amounted to $3,274 and $16,266, respectively (2017 - $4,542 and $9,099). The compensation expense includes severance amounts of $11,721, net of previously accrued performance incentive and retention amounts, paid, or payable, to the former Chief Executive Officer, Chief Financial Officer, Chief Corporate Development Officer and Chief Legal Officer.

Share based compensation (recovery) expense recorded for key management and directors, for the third quarter of 2018 and year to date amounted to $212 and $(717), respectively (2017 - $1,940 and $4,345). The share based compensation (recovery) expense for the period includes the reversal of forfeited restricted share units held by the former Chief Executive Officer of the Company.

Certain current employees of the Concordia International segment had an equity interest in the Concordia International segment at the time of its sale to the Company in October 2015.  As a result, pursuant to the share purchase agreement entered into by the Company in connection with the acquisition of the Concordia International segment, these employees received a portion of the consideration paid by the Company to the vendors of the Concordia International segment (including the earn-out consideration paid in December 2016 and February 2017, respectively).

(b)	Recapitalization Transaction

As a result of the Recapitalization Transaction funds for which GSO Capital Partners LP or its affiliates acts as investment manager, advisor or sub-advisor ("GSO") and funds for which Solus Alternative Asset Management LP or its affiliates acts as investment manager, advisor or sub-advisor ("Solus"), are now considered to be related parties in accordance with IFRS.

Concordia Management's Discussion and Analysis	Page 25

13    Non-IFRS Financial Measures
This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute to the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA, Adjusted Gross Profit, Adjusted Net Income and Adjusted EPS to provide investors with supplemental information of the Company’s operating performance and thus highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS financial measures. Securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service requirements, in making capital expenditures, and to consider the business's working capital requirements.
The definition and reconciliation of Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS used and presented by the Company to the most directly comparable IFRS measures follows below.
Adjusted Gross Profit
Adjusted gross profit is defined as gross profit adjusted for non-cash fair value increases to the cost of acquired inventory from a business combination. Under IFRS, acquired inventory is required to be written-up to fair value at the date of acquisition. As this inventory is sold the fair value adjustment represents a non-cash cost of sale amount that has been excluded in adjusted gross profit in order to normalize gross profit for this non-cash component.

	Three months ended		Nine months ended
(in $000’s)	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Gross profit per financial statements	86,751	108,610	282,944	335,337
Add back: Fair value adjustment to acquired inventory	—	—	—	311
Adjusted gross profit	86,751	108,610	282,944	335,648
EBITDA
EBITDA is defined as net income / loss adjusted for interest and accretion expense, interest income, income taxes, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.
Adjusted EBITDA
Adjusted EBITDA is defined as EBITDA adjusted for certain charges including costs associated with acquisitions, restructuring initiatives, and other costs (which includes onerous contract costs and direct costs associated with contractual terminations), management retention costs, non-operating gains / losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation expense / recovery, fair value changes including purchase consideration and derivative financial instruments, asset impairments, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA, among other Non-IFRS financial measures, as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.

Concordia Management's Discussion and Analysis	Page 26

	Three months ended		Nine months ended
(in $000’s)	Sep 30, 2018	Sep 30, 2017	Sep 30, 2018	Sep 30, 2017
Net income (loss) for the period	1,787,881	(69,485)	1,552,233	(1,158,962)

Interest and accretion expense	68,034	96,446	230,980	283,853
Interest income	(385)	(19,053)	(1,637)	(56,175)
Income taxes	6,555	3,661	3,358	(28,953)
Depreciation	413	499	1,323	1,487
Amortization of intangible assets	61,198	51,076	190,571	175,263
EBITDA	1,923,696	63,144	1,976,828	(783,487)
Impairment	—	—	7,935	987,103
Fair value adjustment to acquired inventory	—	—	—	311
Restructuring related, acquisition and other	45,067	14,266	97,816	25,649
Share-based compensation expense	1,222	2,999	1,148	8,426
Fair value loss on purchase consideration and derivatives	—	21,357	425	69,003
Foreign exchange (gain) loss	2,984	(508)	5,378	670
Unrealized foreign exchange (gain) loss	10,509	(22,676)	40,061	(63,043)
Gain on debt and purchase consideration settlement	(1,924,520)	—	(1,931,828)	—
Adjusted EBITDA	58,958	78,582	197,763	244,632

Concordia Management's Discussion and Analysis	Page 27

Adjusted Net Income and Adjusted EPS
Adjusted EPS is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income (loss) adjusted for certain charges including costs associated with acquisitions, restructuring initiatives, and other costs (which includes onerous contract costs and direct costs associated with contractual terminations), management retention costs, non-operating gains / losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation expense / recovery, fair value changes including purchase consideration and derivative financial instruments, asset impairments, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange, non-cash accretion expense and the tax impact of the above items. Management believes Adjusted EPS is an important measure of operating performance and cash flow, and provides useful information to investors.

In $000’s, except per share amounts	Q3-2018	Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016

Weighted average number of fully diluted shares (1)	12,100,016	174,435	178,952	179,159	174,938	179,110	175,634	172,077
Net income (loss)	1,787,881	(179,954)	(55,694)	(431,773)	(69,485)	(1,010,653)	(78,824)	(663,761)
Adjustments:
Fair value adjustment to acquired inventory	—	—	—	—	—	—	311	394
Share-based compensation	1,222	(1,341)	1,267	285	2,999	2,475	2,952	3,438
Restructuring related, acquisition and other	45,067	37,255	15,494	21,129	14,266	6,167	5,216	20,309
Depreciation	413	440	470	475	499	500	488	512
Amortization of intangible assets	61,198	63,766	65,607	51,162	51,076	67,470	56,717	41,148
Impairments	—	7,935	—	207,662	—	987,103	—	562,105
Foreign exchange (gain) loss	13,493	71,611	(39,665)	(8,967)	(23,184)	(30,514)	(8,675)	84,075
Fair value (gain) loss on purchase consideration and derivatives	—	—	425	41,983	21,357	20,140	27,506	(20,599)
Gain on purchase consideration and debt settlement	(1,924,520)	(7,308)	—	(21,188)	—	—	—	—
Interest accretion	—	—	—	140,254	7,995	8,381	7,461	7,453
Legal settlement and related legal cost	—	—	—	—	—	—	—	783
Tax adjustments (2)	663	(15,978)	2,146	(15,925)	(2,621)	(40,930)	(1,484)	(29,125)
Adjusted net income (loss)	(14,583)	(23,574)	(9,950)	(14,903)	2,902	10,139	11,668	6,732
Adjusted EPS diluted, continuing operations	(1.21)	(135.14)	(55.60)	(83.18)	16.59	56.61	66.43	39.12
Amounts shown above are results from continuing operations, excluding discontinued operations.
Notes:
(1) Amounts presented for prior periods have been adjusted for the retrospective effect of the Share Consolidation.
(2) The Company has included in tax adjustments the current and deferred income taxes presented in the consolidated statements of income (loss) to the extent that these relate to adjustments made to net income (loss) from continuing operations. The income taxes presented in the consolidated statements of income (loss), after including the tax adjustments, represents the Company’s estimate of the income taxes in respect of adjusted net income ("Tax on Adjusted Net Income").  Tax on Adjusted Net Income does not represent the Company’s expectation of its current cash income tax obligations as such obligations are further impacted by: (i) the tax impact of certain adjustments made to net income (loss) from continuing operations but which do impact current cash income tax obligations, e.g., the tax impact of adjustments for stock based compensation, depreciation and amortization; and (ii) when such income tax obligations are required to be paid, which is a function of the laws applicable in the jurisdiction to which the payment is due.

Concordia Management's Discussion and Analysis	Page 28

14    Critical Accounting Estimates
The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors.
A detailed description of the Company’s critical accounting estimates is provided in Note 4 of the consolidated financial statements for the year ended December 31, 2017 and in the "Critical Accounting Estimates" section of the Company's MD&A for the year ended December 31, 2017, dated March 8, 2018 (the "2017 Annual MD&A").
Change in estimate
During the first quarter of 2018, the Company assessed the use of the straight line amortization method for certain intangible assets in both reportable segments and determined that, based on recent developments and historical patterns of commercial benefit, certain assets should be amortized based on a declining balance model to align with corresponding expected future cash flows.  Specifically, the Company determined that this method of amortization better reflects the pattern in which acquired product rights and manufacturing processes future economic benefits are expected to be realized by the Company.
This change in estimate resulted in an increase in amortization expense of approximately $52 million in the nine month period ended September 30, 2018. The impact for the remainder of the year is estimated to be approximately $16 million.
Current and Future Accounting Pronouncements
Note 3 of the consolidated financial statements as at and for the three and nine month periods ended September 30, 2018 describes information relating to current and future significant accounting policies applicable to the Company. The Company adopted IFRS 15, "Revenue from Contracts with Customers" and IFRS 9, “Financial Instruments” on January 1, 2018.

Concordia Management's Discussion and Analysis	Page 29

15    Contingencies
Royalties
The Company has a commitment to pay royalties on certain products acquired from Shionogi Inc. in May 2013 and certain products acquired from Covis Pharma S.à R.L. on April 21, 2015, at certain prescribed rates. These royalties are payable on a quarterly basis. During the three and nine month periods ended September 30, 2018 the royalty expense was $360 and $1,088, respectively (2017 - $1,268 and $1,676).
Litigation and Arbitration
From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, commercial, antitrust, government and regulatory investigations, related private litigation and ordinary course employment-related issues. From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets. Certain of these proceedings and actions are described below.
Unless otherwise indicated the Company cannot reasonably predict the outcome of these legal proceedings, nor can it currently estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of its limited voting shares and/or debt securities to decline.
The Existing Equity Class Action Claims were released pursuant to the CBCA Plan and the Final Order, provided that any recovery in respect of such Existing Equity Class Action Claims was limited pursuant to the CBCA Plan and the Final Order to recovery from any applicable insurance policies maintained by the Company, subject to certain exceptions.
The Company and certain of its former executive officers are the subject of various class action complaints relating to the Company’s August 12, 2016 press release, whereby the Company revised its 2016 guidance.  The complaints allege that the Company issued false and misleading statements to investors and/or failed to disclose that: the Company was experiencing a substantial increase in market competition against its drug Donnatal®, and other products; as a result, Concordia’s financial results would suffer, and Concordia would be forced to suspend its dividend; and as a result Concordia’s statements about its business, operations and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times. The class action lawsuits have been consolidated into a single case and a motion to dismiss this action was filed by the Company on February 20, 2017. On March 21, 2017, the plaintiffs in this action filed a response to the motion to dismiss, and on April 5, 2017 the Company filed a reply to plaintiffs' response. On July 28, 2017, the United States District Court, Southern District of New York denied the motion to dismiss in part and granted it in part. On February 7, 2018, the plaintiffs filed a motion for class certification. The Company filed an opposition to the plaintiffs' motion for class certification on March 12, 2018, and the plaintiffs filed a reply in support of class certification on March 28, 2018. On July 27, 2018, the United States District Court, Southern District of New York, entered an order denying the plaintiffs' motion for class certification without prejudice to refiling or rearguing the motion. On September 25, 2018, the plaintiffs filed a proposed amended complaint and asked the United States District Court, Southern District of New York to allow the proposed amendment. The Company has opposed this request. During the third quarter of 2018, the Company agreed to a tentative settlement of this class action. The Company and the plaintiffs have asked the United States District Court, Southern District of New York to abate further proceedings for the time being. The tentative settlement is subject to further documentation and approvals, including approval by the court, before becoming binding on the parties.
The Company and certain of its former executive officers were also subject to a class action complaint alleging that the Company made false and/or misleading statements, as well as, failed to disclose material adverse facts about the Company's business operations and prospects, in the Company's Registration Statement, Prospectus and Supplemental Prospectus issued in connection with the Company's secondary offering completed on September 30, 2015. Specifically, the claim alleged that the statements were false and/or misleading and/or failed to disclose that: (i) the Company was experiencing a substantial increase in market competition against Donnatal®, and other products; (ii) consequently the Company's financial results would suffer and the Company would be forced to suspend its dividends; and (iii) as a result of the foregoing, the defendant's statements about the Company's business operations and prospects were false and misleading and/or lacked a reasonable basis. On June 27, 2017, the plaintiff in this action voluntarily dismissed the complaint on a without prejudice basis.
The Company and certain of its former executive officers and a former director are subject to a proposed securities class action filed in Quebec, Canada. The amended motion for authorization of a class action alleges that the Company failed to disclose adverse material facts relating to, and misrepresented, among other things, the Company’s ability to achieve its guidance, increased generic competition on key products, including Donnatal®, the Company’s pricing strategies, changes to the Company’s sales force, and the Company’s vulnerability to regulatory and political changes in certain disclosures from March 23, 2016 to August 11, 2016. This proposed class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted. On June 15, 2017, the plaintiff in the action discontinued their claim against the Company's Board of Directors (other than the one former director) and certain of its former executive officers. During the second quarter of 2018, the Company, with the approval of its affected insurance carriers, agreed to a settlement of both the proposed

Concordia Management's Discussion and Analysis	Page 30

Quebec and Ontario class actions for the total amount of $13.9 million. The settlement has been approved by both the Quebec Superior Court and the Ontario Superior Court of Justice.
On October 19, 2017, a statement of claim was filed in Ontario, Canada against the Company and certain of its former executive officers on behalf of all persons and entities, other than persons resident in Quebec, Canada, which alleges substantially the same claims as those raised in the proposed Quebec class action described above. This proposed class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted. As described above, during the second quarter of 2018, the Company, with the approval of its affected insurance carriers, agreed to a settlement of both the proposed Quebec and Ontario class actions for the total amount of $13.9 million. The settlement has been approved by both the Quebec Superior Court and the Ontario Superior Court of Justice.
On October 25, 2016, the Company announced that the United Kingdom ("U.K.") Competition and Markets Authority ("CMA") commenced an investigation into various issues in relation to the U.K. pharmaceutical sector, and that the Concordia International segment was part of the inquiry. The CMA’s investigation includes matters that pre-date Concordia’s ownership of the Concordia International segment and relates to the Group’s pricing of three products. On May 31, 2017, the Company announced that the CMA notified the Company that it was continuing its investigation after an initial stop/go decision. On November 21, 2017, the Company announced that the CMA issued a statement of objections to the Company, and the former owners of the Concordia International segment, Hg Capital and Cinven, in relation to the pricing of one of the three products, liothyronine tablets, in the United Kingdom between November 2007 and at least July 2017. A statement of objections is a formal statement by the CMA that it considers that a competition infringement may have occurred. On February 15, 2018, the Company announced that the CMA notified the Company that it was closing its investigation related to Fusidic Acid, also one of the three products under investigation. On April 20, 2018, the Company responded in detail to the CMA's statement of objections, and on May 21, 2018 the Company attended an oral hearing to present the key points of its response to the CMA decision panel. To date, the CMA decision panel has not issued a decision.
On March 3, 2017, the Company announced that the CMA issued a statement of objections to a third party and the Company in relation to the supply of 10mg hydrocortisone tablets in the U.K. between 2013 and 2016. On May 26, 2017, the Company responded in detail to the CMA's statement of objections and on July 20, 2017 the Company attended an oral hearing to present the key points of its response to the CMA decision panel. To date, the CMA decision panel has not issued a decision This investigation includes matters that pre-date the Company’s ownership of the Concordia International segment.
On October 10, 2017, the Company announced that the CMA commenced additional investigations in relation to the U.K. pharmaceutical sector, and that the Concordia International segment and certain of its products are part of the inquiry. These investigations include matters that predate the Company's ownership of the Concordia International segment, and involve the following products: Carbimazole, Nitrofurantoin, Prochlorperazine, Dicycloverine, Trazodone and Nefopam. During the second quarter of 2018, the CMA notified the Company that it would be continuing its investigation into Nitrofurantoin and Prochlorperazine, and that it was continuing to assess whether to continue its investigation into Trazodone, Nefopam and Dicycloverine. On November 12, 2018, the Company was notified that the CMA is no longer investigating Trazodone, Nefopam and Dicyloverine on the grounds of administrative priority. This decision does not prevent the CMA from opening a new investigation into these products in the future.
During the first quarter of 2016, the Company became aware that a third party had notified wholesalers, through listing services, of its intent to distribute and sell in certain U.S. regions a non-FDA approved copy of Donnatal® tablets. On January 6, 2016, the Group commenced a lawsuit against the third party and its principal owner claiming damages from such conduct, and on April 29, 2016 and May 3, 2016 commenced proceedings against two listing services for the continued listing of the products in their database. In May 2016, the Company became aware that this non-FDA approved product was introduced into certain US regions. On October 4, 2016 and November 16, 2016, the Group dismissed its claims against the listing services on a without prejudice basis, respectively. On March 15, 2017, the court ruled on the third party's motion to dismiss the Group's claim, denying such motion in part and granting it in part. On March 29, 2017, the third party filed its answer and counter claim in response to the Group's claim. On August 16, 2017, this third party filed a motion to amend its counterclaim to add factual allegations detailing the scope of the Group's campaign to disparage its products and interfere with its contractual and business relationships. On November 8, 2017, the court granted the Group's motion for leave to file its second amended complaint, permitting the Group to include its direct false advertising claim. On June 29, 2018, the Group filed an amended complaint to include claims relating to the listing and distribution of a non-FDA approved copy of Donnatal® elixir. The Group continues to pursue this lawsuit vigorously.
On June 16, 2018, the Group commenced a lawsuit in the United States against Lazarus Pharmaceuticals Inc. ("Lazarus") and Cameron Pharmaceuticals LLC ("Cameron") for listing and distributing a non-FDA approved copy of Donnatal® elixir in certain U.S. regions. On July 6, 2018, the Group filed a motion for a preliminary injunction against Lazarus and Cameron to remove the listings, and cease the distribution, of this product. On July 17, 2018, Lazarus filed a motion to dismiss the Group’s claims for lack of personal jurisdiction. On July 30, 2018, Cameron also filed a motion to dismiss the Group's claims for lack of personal jurisdiction. On June 29, 2018, Concordia filed a statement of claim against Lazarus and Mark Thompson (the former Chief Executive Officer of the Company) in the Province of Ontario for, among other things, breach of contract and post-employment covenants. The Group was unsuccessful in an injunction hearing held on October 3, 2018. The Group continues to pursue these lawsuits vigorously.

Concordia Management's Discussion and Analysis	Page 31

During the first quarter of 2018, the Group filed a complaint in the United States against Blake Kelley, a former employee of the Group, for breach of his employment agreement, non-disclosure agreement, non-competition agreement and separation agreement by, inter alia, retaining, disclosing and / or using the Group’s confidential, proprietary, and trade secret information relating to Donnatal®, breach of contract accompanied by a fraudulent act, misappropriation of trade secrets, a claim under the South Carolina Unfair Trade Practice Act, civil conspiracy, and violation of the Computer Fraud and Abuse Act. On May 17, 2018, Blake Kelley filed a motion to dismiss the action. On June 7, 2018 the Group filed an amended complaint, on information and belief that Mr. Kelley has been involved in the distribution of the non-FDA approved copy of the Donnatal® elixir distributed by Lazarus and Cameron. The Group continues to pursue this lawsuit vigorously.
During the second quarter of 2017, the Company became aware that an additional third party had launched a competitor product to Donnatal® tablets. The Group continues to assess its legal rights against such third party.
In a similar lawsuit relating to non-FDA approved copies of Donnatal® tablets commenced against Method Pharmaceuticals, LLC ("Method") and its principal owner, the Group received a favorable jury verdict on April 21, 2016 and was awarded damages in the amount of approximately $733. On March 2, 2017, the United States District Court - Western District of Virginia, Charlottesville Division, granted the Group's motion for enhanced damages in part, to amend the judgment against Method and its principal owner to reflect an award of damages in the total amount of approximately $2.2 million. On March 30, 2017, Method filed a motion to reconsider the order on enhanced damages. On April 13, 2017, the Group filed an opposition to Method's motion to reconsider. On July 19, 2017, the court denied Method's motion to reconsider. On August 30, 2017, Method filed a notice of appearance with the United States Court of Appeals for the Fourth Circuit to appeal the enhanced damages award. On February 1, 2018, Method and its principal owner and the Group settled the enhanced damages award.
The Group, through its subsidiary Concordia Pharmaceuticals Inc., S.a r.l. ("CPI"), received a notice on December 20, 2016 from Lachlan Pharmaceuticals ("Lachlan"), the distributor of Ulesfia®, that it had received notice from its distributor Zylera Pharmaceuticals, LLC ("Zylera") that there had been a change in market conditions such that no minimum product payment obligations for the calendar year 2016 would be made to the Group. The Group issued a formal dispute notice to Lachlan on January 6, 2017 regarding Lachlan’s obligation to make the minimum product payment to the Group for the calendar year 2016. Subsequently, Lachlan, Zylera, Shionogi Inc. ("Shinogi") and the Group entered into a joint prosecution agreement, and on June 12, 2017 Shionogi notified Summers Laboratories, Inc. ("Summers") (the upstream counterparty to which the minimum payments are ultimately paid), that there had been a change in market conditions and therefore no minimum product payments were due in 2016 and beyond. On July 28, 2017, Summers filed a Demand for Arbitration in the matter. The arbitration hearing took place in New York during July 2018. On October 22, 2018 the arbitration panel (the "Panel") issued an Interim Award. The Panel found that there had not been a change in market conditions up to and including the last date of the hearing in the arbitration, July 27, 2018. Further submissions will be held in December 2018 regarding acceleration of the minimum royalty payments and whether attorney fees apply.

On September 16, 2016, the Company announced the introduction of a bill into the U.K. House of Commons to amend and extend existing provisions of the National Health Service Act 2006 to enable the Secretary of State to help manage the cost of health service medicines. On April 27, 2017, the U.K. government accorded royal assent to the Act. The Act introduces provisions in connection with controlling the cost of health service medicines and other medical supplies. The Act also introduces provisions in connection with the provision of pricing and other information by manufacturers, distributors and suppliers of those medicines and medical supplies. On July 1, 2018, the Department of Health issued regulations relating to the provision of routine and non-routine information. These regulations require manufacturers and wholesalers to provide information relating to sales volumes and average selling prices on a quarterly basis, as well as provide the Department of Health the power to access information relating to costs and inventory holdings on a non-routine basis. The Group currently provides volume and average selling price data on many of its products, therefore, it is not anticipated that the information regulations issued by the Department of Health on July 1, 2018 will have a material adverse impact on the Group. However, the Group continues to monitor the implementation of the Act. While the full effects and implementation of the Act are unknown at this time, the Act could impose certain risks and uncertainties on the Group's operations and cash flows. In addition, although the Company currently believes that the provision of pricing and other information regulations under the Act do not at this time materially adversely affect the Group, the impact on the Group's business will not be known until such time that the regulations are fully implemented and enforced.

Concordia Management's Discussion and Analysis	Page 32

16    Outstanding Share Data
The authorized capital of the Company consists of an unlimited number of limited voting shares, 1,000 Class A special shares, 1,000 Class B special shares and 2,000 Class C special shares.
On September 6, 2018, as part of implementing the Recapitalization Transaction (refer to the "Recent Events" section of this MD&A for further details) the Company amended its articles to provide for (i) a class of Class A special shares; (ii) a class of Class B special shares; (iii) a class of Class C special shares; and (iv) a re-designation of the common shares as limited voting shares.
As part of the Recapitalization Transaction, the Company also completed a Share Consolidation on a ratio of 1-for-300, issued 42,841,454 limited voting shares as part of a Private Placement, issued 5,841,857 limited voting shares in exchange for Unsecured Debt and issued 59,247 as part of a management co-invest whereby certain employees of the Company purchased limited voting shares (the "Management Co-Invest"). Details of the Company's outstanding share capital and the impact of the Recapitalization Transaction on the Company's share capital are further disclosed in the notes to the consolidated financial statements for the third quarter of 2018.
As at September 30, 2018 and November 14, 2018 the Company had 48,913,490 limited voting shares issued and outstanding.
As at September 30, 2018 and November 14, 2018, all 1,000 Class A special shares have been issued to GSO. Each Class A special share can be redeemed by the Company for a redemption price of $1.00 per share upon the earliest to occur of: (i) the holders of Class A special shares ceasing to beneficially own, in the aggregate, at least 12.5% of the issued and outstanding limited voting shares for thirty consecutive days; or (ii) a written demand by any holder of the Class A special shares.
As at September 30, 2018 and November 14, 2018, all 1,000 Class B special shares have been issued to Solus. Each Class B special share can be redeemed by the Company for a redemption price of $1.00 per share upon the earliest to occur of: (i) the holders of Class B special shares ceasing to beneficially own, in the aggregate, at least 12.5% of the issued and outstanding limited voting shares for thirty consecutive days; or (ii) a written demand by any holder of the Class B special shares.
As at September 30, 2018 and November 14, 2018, no Class C special shares have been issued.
As part of the Recapitalization Transaction all equity interests in Concordia represented by options, warrants, rights or similar instruments outstanding immediately prior to the implementation of the Recapitalization Transaction were cancelled pursuant to the CBCA Plan. As a result, all outstanding options under the employee stock option plan and the outstanding restricted share units or deferred share units which were granted to officers, directors, employees or consultants of the Company were cancelled for no consideration.
Following implementation of the CBCA Plan, the Company instituted a MIP through the issuance of shares (“MIP Exchangeable Shares”) of Concordia Investment Holdings (Jersey) Limited (“MIPCo”), which is a subsidiary of the Company. Pursuant to an exchange rights agreement dated September 7, 2018 (the “ERA”) between the Company, MIPCo, the holders of MIP Exchangeable Shares and certain other parties, on the occurrence of certain liquidity events described in the ERA, the MIP Exchangeable Shares may be exchanged for Limited Voting Shares of the Company. The MIP Exchangeable Shares are structured so that holders are entitled to participate in a percentage (ranging between 7.59% and 10.12% depending on the value of MIPCo at the time of the exchange) of the growth in value of MIPCo above a hurdle, which is initially equal to the total equity value of the Company on September 6, 2018, increasing by 9% annually on a compounding basis. The number of Limited Voting Shares of the Company into which the MIP Exchangeable Shares are exchangeable cannot be determined until the occurrence of a liquidity event contemplated by the ERA. The maximum number of Limited Voting Shares which may be issued upon exchange of the MIPCo exchangeable shares is 3,664,069 Limited Voting Shares. A copy of the ERA is available for review on SEDAR at www.sedar.com. As at September 30, 2018 and November 14, 2018, 349,903 MIP Exchangeable Shares have been issued.

Concordia Management's Discussion and Analysis	Page 33

17    Control Environment
Management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting and disclosure controls and procedures as defined in the 2017 Annual MD&A.
Based on their evaluation as at September 30, 2018, Management concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")), are effective to ensure that information required to be disclosed by the Company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at September 30, 2018, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three and nine month periods ended September 30, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As a result, Management's conclusion on the effectiveness of the Company's internal control over financial reporting and its disclosure controls and procedures that were operating effectively as at December 31, 2017 has not changed.

Management will continue to periodically evaluate the Company’s disclosure controls and procedures and internal control over financial reporting, and will make any modifications from time to time as deemed necessary. Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Concordia Management's Discussion and Analysis	Page 34

18    Forward-looking Statements
Certain statements contained in this MD&A constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"), which are based upon the current internal expectations, estimates, projections, assumptions and beliefs of Management. Statements concerning the Company’s objectives, goals, strategies, intentions, plans, beliefs, assumptions, projections, predictions, expectations and estimates, and the business, operations, future financial performance and condition of the Company are forward-looking statements. This MD&A uses words such as "believe", "expect", "anticipate", "estimate", "intend", "may", "will", "would", "could", "plan", "create", "designed", "predict", "project", "seek", "ongoing", "increase", "upside" and similar expressions and the negative and grammatical variations of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of Management based on information currently available to them, and are based on assumptions and subject to risks and uncertainties. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. In addition, this MD&A may contain forward-looking statements attributed to third-party industry sources.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other characterizations of future events or circumstances that constitute forward-looking statements will not occur. Such forward-looking statements in this MD&A speak only as of the date of this MD&A. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•
the ability of the Company to compete against companies that are larger and have greater financial, technical and human resources than that of the Company, as well as other competitive factors, such as technological advances achieved, patents obtained and new products introduced by competitors;

•	the performance of the Company’s business and operations;

•	the Company’s capital expenditure programs;

•	the future development of the Company, its growth strategy and the timing thereof;

•	the acquisition strategy of the Company;

•	the Company’s ability to achieve all of its estimated synergies as a result of cost reductions and/or integration initiatives;

•	the estimated future contractual obligations of the Company;

•	the Company’s future liquidity and financial capacity;

•	the Company's ability to satisfy its financial obligations in future periods;

•	the supply and market changes in demand for pharmaceutical products within the Company’s portfolio of pharmaceutical products;

•	cost and reimbursement of the Company’s products;

•
the availability and extent to which the Company’s products are reimbursed by government authorities and other third party payors, as well as the impact of obtaining or maintaining such reimbursement on the price of the Company’s products;

•	the Company's business priorities, long-term growth strategy and/or stabilization programs or initiatives;

•	changes in regulatory rules or practices in the U.S., United Kingdom or in other jurisdictions in which the Company sells products;

•
the impact of changes in laws and regulations on the Company's business, including, without limitation, the impact of the UK Health Service Medical Supplies (Costs) Act and its regulations on the Company;

•	the credit ratings described herein;

•
changes in prescription recommendations or behaviours by clinical commissioning groups or other healthcare groups in the U.S., United Kingdom, or in any other jurisdictions in which the Company sells its products;

•
the inclusion of the Company’s products on formularies or clinical commissioning groups providing guidance to prescribe the Company's products or the Company’s ability to achieve favourable formulary or clinical commissioning group status, as well as the impact on the price of the Company’s products in connection therewith;

•
the acquisition, in-licensing and/or launch of new products including, but not limited to, the acceptance and demand for new pharmaceutical products, and the impact of competitive products and prices; and

•	the market size for the Company's products including, without limitation, its pipeline products.

With respect to the forward-looking statements contained in this MD&A, such statements are subject to certain risks, including those risks set forth below and in the Company's Annual Report on Form 20-F dated March 8, 2018, and the Company has made assumptions regarding, among other factors:

•
the Company has new significant shareholders following completion of the Recapitalization Transaction. Following completion of the Recapitalization Transaction, GSO, Solus and Bybrook Capital LLP, in its capacity as investment manager of certain investment funds and/or accounts ("Bybrook") own or control approximately 35.7%, 17.3% and 14.5%, respectively, of the outstanding limited voting shares, GSO owns the Class A Special Shares and Solus owns the Class B Special Shares. These parties may be able to significantly affect the outcome of important matters affecting Concordia that require shareholder approval, including business combinations or

Concordia Management's Discussion and Analysis	Page 35

other transactions that could be recommended for acceptance by shareholders by the Board. It is possible that the interests of GSO, Solus or Bybrook may in some circumstances conflict with the Company's interests and the interests of other shareholders. In addition, such parties are in the business of making investments in other companies and may hold securities of, and may from time to time in the future acquire interests in, businesses that directly or indirectly compete with all or a portion of the Company's business or the businesses of its suppliers. None of GSO, Solus or Bybrook have entered into any non-competition agreements with the Company, or provided any covenants not to compete with the Company;

•	the ability of the Company to maintain its listing on the TSX;

•	the ability of the Company to create a financial foundation for the Company that will be able to support its long-term growth;

•	the ability of the Company to achieve the Company’s financial goals;

•	the ability of the Company to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements;

•	the Company's future liquidity position, and access to capital, to fund ongoing operations and obligations (including debt obligations);

•	the ability of the Company to stabilize its business;

•	the ability of the Company to implement and successfully achieve its business priorities in order to stabilize the Company's business;

•	the ability of the Company to execute its long-term growth strategy and/or not being delayed in executing such strategy;

•	the successful licensing of products to third parties or to the Company, as applicable, to market and distribute such products on terms favourable to the Company;

•	the ability of the Company to maintain key partnerships, and licensing and partnering arrangements, now and in the future;

•	the ability of the Company to maintain its distribution networks and distribute its products effectively despite significant geographical expansion;

•	the general regulatory environment in which the Company operates, including the areas of taxation, environmental protection, consumer safety and health regulation;

•	the tax treatment of the Company and its subsidiaries and the materiality of legal and regulatory proceedings;

•	the timely receipt of any required regulatory approvals, including in respect of the Company's pipeline of products;

•	the general economic, financial, market and political conditions impacting the industry and countries in which the Company operates;

•	the ability of the Company to sustain or increase profitability, fund its operations with existing capital, and/or raise additional capital to fund its operations or future acquisitions;

•	the ability of the Company to meet its financial forecasts and projections over the next twelve months and beyond;

•	the ability of the Company to acquire or in-license any necessary technology, products or businesses and effectively integrate such acquisitions or such in-licensed technology or products;

•	the development and clinical testing of products under development;

•
the ability of the Company to obtain necessary approvals for commercialization of the Company’s products from the U.S. Food and Drug Administration ("FDA"), the U.K. Medicines and Healthcare products Regulatory Agency, the EMA or other regulatory authorities;

•	future currency exchange and interest rates;

•
the impact on the Company's business resulting from the Company's decision to terminate the Medicaid Drug Rebate Agreement and the Pharmaceutical Pricing Agreement. The termination of these agreements could result in a decrease in sales volumes in the Concordia North America segment and may be negatively perceived by public and political institutions. Any decrease in sales volumes could result in unexpected revenue erosion and could also have a negative impact on the contractual relationships between the Company and its suppliers, distributors and wholesalers. Any negative perception from public or political institutions could result in unexpected scrutiny. As a result, the termination of the Medicaid Drug Rebate Agreement and the Pharmaceutical Pricing Agreement could have a material adverse effect on the Company's business, financial condition and results of operations;

•	reliance on third party contract manufacturers to manufacture the Company’s products on favourable terms;

•	reliance on third party distributors to distribute the Company's products on favourable terms;

•	reliance on development partners to develop the Company's products;

•
the ability of the Company to generate sufficient cash flow from operations and to access existing and proposed credit facilities and the capital markets to meet its future obligations on acceptable terms;

•	potential competition to the Company’s pharmaceutical products, including competition created by pharmaceutical parallel trade;

•	the availability of raw materials and finished products necessary for the Company’s products;

•	the impact of increasing competition;

•	the impact of the entry of competitive products, including the timing of the entry of such products in the market place;

•	the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and efficient manner;

•	the ability of the Company to maintain and enforce the protection afforded by any patents or other intellectual property rights;

•	the ability of the Company to conduct operations in a safe, efficient and effective manner;

•	the results of continuing and future safety and efficacy studies by industry and government agencies related to the Company’s products;

•	the ability of the Company to retain members of the senior management team, including but not limited to, the officers of the Company;

•	the ability of the Company to successfully market its products and services;

Concordia Management's Discussion and Analysis	Page 36

•
clinical commissioning groups and/or other healthcare groups in the markets in which the Company sells its products, including the United Kingdom and United States, not making adverse prescribing recommendations against the Company's products;

•
the impact of the United Kingdom's referendum through which voters supported a withdrawal from the European Union. A significant portion of the Company’s business is in the United Kingdom pharmaceutical industry and a significant portion of the Company's contract manufacturers are in mainland Europe.  The United Kingdom’s exit from the European Union could result in a number of developments, including, without limitation, regulatory changes in the pharmaceutical industry, cross-border tariff and cost structure changes or loss of access to European Union global trade markets.  Therefore, the United Kingdom’s exit from the European Union could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, the United Kingdom's exit from the European Union may result in a period of uncertainty while the terms of such exit are being negotiated;

•
a significant number of the Company’s products are vulnerable to price competition driven by pharmaceutical parallel trade ("PPT"). PPT refers to pharmaceutical products that are put on the market in one country by the owner of the intellectual property rights to such products, or with the consent of the owner, that are subsequently imported into another country by a third party for secondary sale without the consent or authorization of the intellectual property right owner. Many of the Company’s products are distributed in the European Union, where PPT is common and, as a result, some of the Company’s products may be subject to price competition caused by PPT, which could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, PPT may restrict the Company’s ability to ensure that patients receive products designed for their local preferences and needs and possibly to the satisfaction of applicable governmental regulations in the jurisdiction of import. Moreover, as a result of PPT, packaging, manuals and instructions may be provided in a foreign language and may lack domestic telephone numbers and other important contact information for patient support, which may result in a diminished experience for the patient and diminished product reputation, which could have a material adverse effect on the Company’s business, financial condition and results of operations;

•
the impact of the recently enacted UK Health Service Medical Supplies (Costs) Act on the Company's business, including, without limitation, on the pricing of the Company's products in the United Kingdom and on the operations of the Company; and

•
the Company’s operating results, financial condition and financial forecasts may fluctuate from period to period for a number of reasons, including as a result of events or occurrences disclosed in the Company’s public filings (including, without limitation, under the heading "Risk Factors" in the Company's Annual Report on Form 20-F dated March 8, 2018).  As a result, the Company believes that quarter-to-quarter comparisons of results from operations or financial forecasts, or any other similar period-to-period comparisons, should not be construed as reliable indicators of the Company’s future performance. The events or occurrences described in the Company’s public filings, including, without limitation, under the heading "Risk Factors" in the Company's Annual Report on Form 20-F dated March 8, 2018, may cause the Company’s operating results and/or financial forecasts to fluctuate and such events or occurrences could have a material adverse effect on the Company’s business, financial condition and results of operations. In any period, the Company’s results may be below the expectations of market analysts and investors, which could cause the trading price of the Company’s securities to decline.

Forward-looking statements contained in this MD&A are based on the key assumptions described herein. Readers are cautioned that such assumptions, although considered reasonable by the Company, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided in this MD&A as a result of numerous known and unknown risks and uncertainties and other factors. The Company cannot guarantee future results.
Risks related to forward-looking statements include those risks referenced herein and in the Company’s other filings with the Canadian Securities Administrators and the SEC. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to, the risk factors described herein and included under the heading "Risk Factors" in the Company’s Annual Report on Form 20-F dated March 8, 2018, which is available on SEDAR, online at www.sedar.com and on EDGAR, online at www.sec.gov, as applicable.
Forward-looking statements contained in this MD&A are based on Management’s current plans, expectations, estimates, projections, beliefs and opinions and the assumptions relating to those plans, expectations, estimates, projections, beliefs and opinions may change. Management has included the summary of assumptions and risks related to forward-looking statements included in this MD&A for the purpose of assisting the reader in understanding Management’s current views regarding those future outcomes. Readers are cautioned that this information may not be appropriate for other purposes. Readers are cautioned that the lists of assumptions and risk factors contained herein are not exhaustive. Neither the Company nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements contained herein.
Such forward-looking statements are made as of the date of this MD&A and the Company disclaims any intention or obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

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All of the forward-looking statements made in this MD&A are expressly qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
Actual results, performance or achievements could differ materially from those expressed in, or implied by, any forward-looking statement in this MD&A, and, accordingly, investors should not place undue reliance on any such forward-looking statement. New factors emerge from time to time and the importance of current factors may change from time to time and it is not possible for Management to predict all of such factors, or changes in such factors, or to assess in advance the impact of each such factors on the business of Concordia or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement contained in this MD&A.
Refer to the "Liquidity and Capital Realignment" and "Lending Arrangements and Debt" sections of this MD&A for a further discussion on the Company's financial position, liquidity and future outlook.
Trademarks
This MD&A includes trademarks that are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in this MD&A may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in this MD&A are the property of their respective owners.
Market and Industry Data
The market industry data contained in this MD&A is based upon information from independent industry and other publications and Concordia's Management's knowledge of, and experience in, the industry in which Concordia operates. None of the sources of market and industry data have provided any form of consultation, advice or counsel regarding any aspects of, or is in anyway whatsoever associated with, the matters described herein (including any related transactions). Market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data at any particular point in time, the voluntary nature of the data gathering process or the limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data are not guaranteed. Concordia has not in dependently verified any of the data from third party sources referred to in this MD&A and has not ascertained the underlying assumptions relied upon by such sources.

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